
THE
CINCINNATI
INSURANCE COMPANIES

Cincinnati Financial Corporation

2001 Annual Report


MAR 15 2002


02024145

At Home





On America's

Main




PROCESSED
MAR 22 2002
THOMSON
FINANCIAL



Streets

About the Company

Cincinnati Financial Corporation is the nation's 17th largest property casualty insurer, based on revenues. Its record of outperforming the industry in growth and profitability reflects a strong competitive position, continued market penetration in its operating territories and a business strategy that fully integrates the strengths of the independent agency system.

Foremost among these strengths, independent agents have the local knowledge and relationships valued by policyholders and underwriters alike. To turn this strength into profitable business, Cincinnati supports agents with responsive claims service; flexibility and a willingness to be a market for most types of risks the typical local agent handles; a flat, no-branch structure; and a large field force with decision-making authority.

Cincinnati Financial, formed in 1968, operates through six subsidiaries. The Cincinnati Insurance Company, founded in 1950, leads the property casualty group, which is rounded out by The Cincinnati Casualty Company and The Cincinnati Indemnity Company. The group markets a broad range of business and personal policies through its elite group of 959 local independent insurance agencies in 31 states. The Cincinnati Life Insurance Company markets life, disability income and long term care insurance and annuities, while CFC Investment Company complements the insurance subsidiaries with commercial leasing and financing services. CinFin Capital Management Company provides asset management services to institutions, corporations and individuals.

The consistency, strength and stability that make Cincinnati the agents' choice are the same hallmarks that bring value to shareholders. Cash dividends have increased steadily for 41 consecutive years. The Company's investment portfolio, its primary source of profits, is distinguished by a focus on carefully selected equities that feature both a history of dividend increases and a potential for appreciation.

About the cover

At Home on America's Main Streets: Field Representatives

Through local field representatives, The Cincinnati Insurance Companies are privileged to be thoroughly at home on America's Main Streets. Almost a third of Cincinnati's 3,299 associates live and work in field territories close to the agents, policyholders and claimants they serve. They are the claims, marketing, loss control and legal professionals, the engineers and auditors who meet the public every day. Most work out of their own homes or from agency offices, adding their personal touch to each service provided. Cincinnati's representatives don't just visit agent communities on business. They know the territory and respond effectively to its insurance needs because these are *their* communities – where their everyday lives contribute to making better homes for families and businesses.

Contents

FINANCIAL HIGHLIGHTS

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions except per share data)

	2001	2000 Pro Forma*	Change %
INCOME STATEMENT DATA			
Revenues	$ 2,561	$ 2,331	9.9
Income before income taxes	221	148*	49.8
Net operating income	210	146*	44.1
Net capital losses	(17)	(2)	(870.8)
Net income	193	144*	34.4
Net income	**193**	**118**	**63.3**
Net operating income per common share (diluted)	1.29	.90*	43.3
Net income per common share (diluted)	1.19	.89*	33.7
Net income per common share (diluted)	**1.19**	**.73**	**63.0**
Cash dividends declared	$ .84	$ .76	10.5
Average shares outstanding (diluted)	162	164	(0.9)
BALANCE SHEET DATA			
Total assets	$13,959	$13,287	5.1
Shareholders' equity	5,998	5,995	—
Book value per share	37.07	37.26	(0.5)
RATIO DATA			
Statutory combined ratio**	103.6%	109.9%*	5.7
Return on equity	3.2%	2.5%*	28.0
Return on equity including net unrealized gains and losses	2.5%	13.5%*	(81.5)

* In 2000, the Company incurred a one-time charge (GAAP) for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax. Pro forma results exclude the charge for comparison purposes only. Including the 2000 charge, income before income taxes was $109 million; net operating income was $120 million, or 74 cents per share (diluted); the statutory combined ratio was 111.6 percent; and return on equity was 2.1 percent and 13.0 percent including net unrealized gains and losses.

** As more fully discussed in the Management Discussion beginning on Page 20, 2001 statutory data for The Cincinnati Insurance Companies' property casualty subsidiary reflects the Company's adoption of Codification of Statutory Accounting Principles effective January 1, 2001. For comparison purposes, a $402 million one-time net written premium adjustment required to conform with Codification was excluded, and 2000 property casualty subsidiary statutory data was reclassified; as originally reported before reclassification, the 2000 combined ratio, excluding the one-time charge, was 110.7 percent for the full year.

Note: All per share data adjusted for stock split in 1998.

This report contains forward-looking statements that involve potential risks and uncertainties. Please see the Management Discussion, beginning on Page 20, for factors that could cause results to differ materially from those discussed.



Revenues
(dollars in millions)
1,942
2,054
2,128
2,331
2,561
97
98
99
00
01

Revenues rose 9.9% in 2001 on strong growth of insurance premiums and investment income.



Net Operating and Net Income/ Dividends Paid
Per Common Share
(dollars)
Net Operating Income
Net Income
Dividends Paid
1.49
1.77
1.16
1.41
1.52
1.52
0.90
0.89
1.29
1.19
0.53
0.60
0.66
0.74
0.82
97
98
99
00 Pro Forma*
01

Net operating income for 2001 included $66 million from parent company investment operations; $30 million from life operations; $111 million from property casualty operations; and $3 million from non-insurance subsidiaries.



Book Value
Per Common Share
(dollars)
28.35
33.72
33.45
37.26
37.07
97
98
99
00
01

Unrealized gains in the investment portfolio contributed 68.6% of book value in 2001.

Overview of Insurance Operations

Property Casualty Premiums
Statutory
(dollars in millions)



Net Written Premiums
Net Earned Premiums
1,472
1,454
1,558
1,543
1,631
1,657
1,936
1,828
2,188
2,067
97
98
99
00
Pro
Forma*
01

Growth in established states fueled a $286 million increase in agency direct premiums. Ohio, with 24.2% of total direct volume, grew 10.4%. Other top states: Illinois, up 17.4%; Indiana, up 16.7%; Michigan, up 16.7%.

Property Casualty Net Written Premium Growth Rate
Statutory
(percent)



Cincinnati Insurance Companies
Estimated Industry (A.M. Best)
6.4
2.9
5.8
1.8
7.9
1.9
11.9
4.4
13.1
8.5
97
98
99
00
Pro
Forma*
01

Growth of Cincinnati's net written premiums consistently outpaces industry growth. Commercial premiums, 71% of property casualty volume, grew 16.6% in 2001. Personal premiums, 29% of the total, grew 5.3%.

Combined Loss and Expense Ratio
Statutory, Post-Dividend
(percent)



Cincinnati Insurance Companies
Estimated Industry (A.M. Best)
101.6
105.6
107.8
110.1
117.0
98.0
104.2
100.4
103.9
103.6
97
98
99
00
Pro
Forma*
01

Cincinnati's 2001 ratio included 3.1 points for catastrophes versus 2.7 points in 2000. It compared favorably with the industry's 2001 ratio of 117%, including 6 points for World Trade Center losses and 2.8 points for other catastrophes.

Property Casualty Insurance Operations: Growth

Property casualty statutory net written premiums grew 13.1 percent for the year, accounting for 96 percent of the Company's total in 2001. Commercial statutory net written premiums rose 16.6 percent to $1.551 billion in 2001, while statutory net written premiums for personal lines of insurance rose 5.3 percent to $637 million.

The primary source of premium growth in 2001 was firmer pricing on new and renewal commercial business. While the Company's philosophy does not support large, across-the-board price increases, it has been introducing new estimating tools and tapping local knowledge of the field force to identify and insure new or previously underestimated risk exposures. This allows Cincinnati to provide the full amount of coverage needed and collect an adequate premium. In 2001, new business written directly by Cincinnati agents reached $272 million, just short of the all-time high of $275 million recorded in 2000. 2001 results were particularly satisfying given the year's priority on re-underwriting activities.

The Company continues to enlist the support of its agents to strengthen frontline underwriting, providing them with a field team to help inspect and review risks. This ongoing effort enables Cincinnati to identify accounts that previously were underpriced and accept good business that wholesale approaches simply leave behind.

Premium Mix
Percent of 2001 Consolidated Statutory Net Written Premiums



Life 4%
Personal Lines 28%
Commercial Lines 68%

Property Casualty Insurance Operations: Profitability

For 2001, the Company recorded a 103.6 percent statutory combined ratio, reflecting the impact of Midwest hailstorms and continued claims severity. This measure of profitability was, as expected, several points above the 101.3 percent the Company averaged in the second half of the 1990s. Cincinnati's September 11 catastrophe losses were a relatively minor $9 million, with total catastrophe losses for the year at $64 million, net of reinsurance.

For 2001, commercial lines generated a statutory loss and loss adjustment expense (LAE) ratio of 74.4 percent, including 1.9 points for catastrophes. Personal lines had a statutory loss

☐ The Cincinnati Insurance Companies (statutory, property casualty subsidiary)

☐ The Cincinnati Insurance Companies (statutory, including effects of Codification, property casualty subsidiary)

Note: As more fully discussed in the Management Discussion beginning on Page 20, 2001 statutory data for The Cincinnati Insurance Companies' property casualty subsidiary reflects the Company's adoption of Codification effective January 1, 2001. For comparison purposes, a $402 million one-time net written premium adjustment required to conform with Codification was excluded, and 2000 statutory data was reclassified; as originally reported before reclassification, the 2000 combined ratio, excluding the one-time charge, was 110.7 percent for the full year.

* In 2000, the Company incurred a one-time charge for asset impairment. Pro forma results exclude the charge for comparison purposes only. Including the 2000 charge, the statutory combined ratio for 2000 was 111.6 percent.

and LAE ratio of 82.9 percent, with 5.8 points for catastrophes. Among the Company's major lines of insurance, workers' compensation, commercial auto and homeowners continued as the most unprofitable. Cincinnati is responding with appropriate rate increases, tightened underwriting guidelines, product refinements and new insurance-to-value initiatives.

At the same time, the Company is continuing to leverage local knowledge and personal contact to control losses. For example, claims representatives are reporting to agencies, marketing representatives and underwriters any changes in risks that they observe while meeting with claimants and visiting properties to respond to claims. Field marketing representatives are gathering with engineering, loss control and claims staff to pool knowledge and to support agents as they review renewal accounts. And loss control associates now are performing risk inspections at the request of commercial underwriters. Cincinnati also continues to maintain exceptional expense control, even while paying appropriate commissions for the agents who provide superior service to policyholders with one of the lowest non-commission expense ratios in the industry. In 2001, Cincinnati's ratio was 10.2 percent.

Life Insurance Operations

The Cincinnati Life Insurance Company's net written premiums in 2001 were $102 million. Annuity net written premiums increased to $10 million in 2001, compared with $7 million in 2000. Structured settlement annuity deposits written by Cincinnati Life to settle Cincinnati's property casualty claims increased to $27 million in 2001, compared with $21 million in 2000. Instead of making a lump-sum claim payment, structuring the settlement as an annuity allows the Company to earn investment income while paying the claim over time and providing steady income for claimants or beneficiaries.

Life company expenses in 2001 increased 23.1 percent due to charges for automation, incentives and policy audits on certain lines of business. As of December 31, 2001, assets reached $1.761 billion, up 8.6 percent. Policyholder surplus rose 5.2 percent to $552 million.

With Cincinnati Life's term insurance products, Cincinnati property casualty agents are expanding their life insurance marketing and sales opportunities while diversifying and increasing their revenue stream. Term insurance in force rose 23 percent in 2001, contributing to excellent cash flow for Cincinnati Life's investment operations. To further the cross-selling opportunities with property casualty agencies, Cincinnati Life will introduce a new and enhanced term product series in the first quarter of 2002.

* * * * * *

Cincinnati remains committed to the agency-centered business model and philosophies upon which the Company was founded. Local knowledge, local authority and local support are at the core, ensuring that Cincinnati is at home on America's Main Streets and helping the Company achieve the consistent growth and profitability that are its hallmark.

Net Premium Income
The Cincinnati Life Insurance Company
(dollars in millions)



63
70
75
79
81
97
98
99
00
01

Cincinnati Life's 2001 net premium income exceeded the 2000 total, which benefited from late processing of term applications submitted before the January 1, 2000 effective date of Triple X regulations.

Life Policy Face Amounts in Force
Excluding annuities, accident and health business
(dollars in millions)



10,858
13,060
17,900
23,525
27,534
97
98
99
00
01

Face amounts of life insurance policies in force increased 17% from 2000 to 2001. Cincinnati Life's policy count rose to 319,281 from 313,649.

To Our Shareholders:

2001: Hard Questions for Hard Times

When business historians talk about 2001, they will highlight fallout from two dramatic collapses, that of the twin towers in New York City on September 11 and that of giant energy trader Enron. These events raised serious questions about the physical and financial security of American citizens.

- Can our government protect us from harm?
- Are adequate resources available to effect recovery from huge disasters?
- Do corporate accounting policies and standards adequately protect investors?

All of these are tough questions with far-reaching, long-range implications for our nation and for our insurance industry. They deserve the urgent attention of political and business leaders. As citizens and as insurance professionals, we support a proactive approach to homeland security and serious consideration of proposals for a federally backed insurance facility to absorb the financial shock of an act of terror.

At Home on Main Street:

Cincinnati Associates

When Chairman and CEO Jack Schiff, Jr. addressed a gathering of Company associates outside CFC Headquarters on a bright November afternoon, everyone's thoughts were on another day and with others whose workplaces and homes would never be the same after September 11.

Associates responded to the great sadness that swept over not just New York, Pennsylvania and Washington, D.C., but all of America's Main Streets. They felt the same urge to act that they would feel if a next-door neighbor suffered a grievous loss. So while management worked to determine and fulfill insurance obligations arising out of September 11 events, associates contributed personally and raised funds to support heroic rescuers and their lifesaving companions. On November 21, Jack thanked associates for establishing a $55,000 fund to aid in the training of search and rescue dogs and their handlers.



"The Company benefits from having staff and agents who value personal involvement and relationships," Jack said. "In the Main Street markets we serve, people are more comfortable doing business with someone they know, someone who cares. That means someone who takes the extra time to customize their insurance program; someone who makes the extra effort to keep policies and coverages up to date; someone who knows that when they have a claim, their loss may be more than financial. From our file rooms and administrative areas to our underwriting and field departments, associates keep Cincinnati's performance personal."

More immediately, the year's high-profile collapses were less dramatic in their direct effects on the performance of Cincinnati Financial Corporation. As an insurer with a Main Street focus and regional distribution outside of the largest population centers, your Company was not as exposed to such losses as some insurers. At $9 million – mostly for assumed reinsurance – the Company's losses from September 11 events were small compared with an April hailstorm that caused $47 million of insured losses for our policyholders, with an impact of $19 million after reinsurance and taxes.

As for the second collapse, your Company wrote no insurance or surety bonds for Enron, once the nation's seventh-largest firm. Our investment portfolio held securities issued by Enron and Kmart, another firm going through a high-profile bankruptcy. Combined, these issues were just $18 million – less than two-tenths of 1 percent – of the portfolio. After sales and write downs, these holdings retained $1 million of book value.

The $11.571 billion investment portfolio comprises 82.9 percent of your Company's assets, which reached an all-time high of $13.959 billion at year-end 2001. Book value, which also reflects the strength of our investment portfolio, was $37.07 at year-end 2001, slightly below the year-ago level of $37.26.

Net income rose 34.4 percent in 2001 to $193 million, or $1.19 per share, after net capital losses of $17 million. In 2000, net income was $144 million, or 89 cents per share, on a comparable basis excluding that year's one-time charge of $25 million, or 16 cents per share, for impaired technology assets. Net operating income rose 44.1 percent to $210 million, or $1.29 per share, in 2001 versus $146 million, or 90 cents per share, on the comparable basis in 2000. Revenues advanced 9.9 percent to a record $2.561 billion in 2001.

This year's higher earnings were driven by investment income, which continued to benefit from steadily increasing dividends on common stocks in the portfolio, and by improved insurance underwriting, which benefited from firmer pricing in the commercial insurance marketplace.

From your Company's perspective as a regional insurer with a Main Street focus, the changing price environment is the big story of 2001 and 2002. After 13 years of soft prices in a buyer's market, industry underwriting losses have been mounting and industry surplus declining. This pressure has forced insurers, your Company included, to become more selective about the business written and more diligent in pricing it in line with the risk accepted. The turn to a seller's marketplace was already in motion prior to September 11, and some observers think that turn could come faster and last longer after the financial shocks associated with last year's collapses.

Now here are some more tough questions, ones that we have to answer ourselves.

- Can The Cincinnati Insurance Companies control loss severity and still maintain a stable market for the local independent agents we serve?

Investment Income
Less Expenses
(dollars in millions)


349
368
387
410
421
97
98
99
00*
01
*Excludes BOLI interest

Investment income has grown steadily, even as the Company repurchased its shares and reinvested called or redeemed bonds at lower prevailing interest rates.

Assets
(dollars in millions)


9,867
11,482
11,808
13,287
13,959
97
98
99
00
01

Total assets rose 5.1% to an all-time high at year-end 2001. Over the past five years, assets grew at a 8.0% compound rate.

- Can those agents continue to rely on Cincinnati to be a market for 60 percent to 70 percent of the risks encountered by a typical agency in our operating territory?
- If our actions in this marketplace lead to top-line growth of premium revenues, can we turn this growth into bottom-line earnings?

2001: Hard Workers Meet a Hardening Market

Over the years, Cincinnati has been tagged as a company that thrives in a strong market for insurance – a hard market in the industry's vernacular. We think that's true, and we'll be all right. Many positives are on our side. First and foremost, we do know how to underwrite, and for us that's an activity that happens both in the field and at headquarters. Over the past two years, we became more aggressive about cleaning up the book of business and in 2001 improved results for some lines, notably commercial and personal auto. Agents, field representatives and underwriters are teaming up to gather facts and closely evaluate new and renewal risks. They aren't afraid of the work that leads to sound risk selection, appropriate policy terms and conditions and accurate pricing for the risk exposure. They recognize that local knowledge and local decision-making are advantages we can leverage to stay a market for good accounts in most classes of business.

Second, your Company has the financial strength to pick up the pace as opportunities arise. Our written premiums-to-surplus ratio is 1.0, indicating a good margin for growth. The industry's written premiums are 1.2 times surplus, weakened from 0.9 times surplus in 2000. Strong growth of earned premiums softened 2001 loss severity, and our capacity to write more good business will be a factor in offsetting continued severity due to inflated costs and judgments. Your Company's cash flow historically has been sufficient to fund claim payments and fuel investments – the key to bottom-line profits.

We make accounting policies and reserving decisions with the intention of giving a conservative, true picture of your Company's position. We feel strongly that our financial reporting should reflect not just the letter, but the spirit, of accounting policies and standards. When material bad news is on the horizon – such as the problems with the uninsured motorist line in 2000 – our strategy has been to deal with it openly and then move on. Faced with rising severity of losses, we opted to provide our constituents with more information, not less, shedding light on the issues and the solutions we pursued.

Third, your Company has longstanding relationships with highly-rated reinsurers. Our capacity and willingness to retain more risk in 2002 will help mitigate the very large premium increases these reinsurers need to protect their own financial health. Both our catastrophe reinsurance program and the reinsurance working treaties we use to structure layers of coverage for large risks include terrorism coverage, with limitations.

Overview of Investment Operations

The momentum of premium coming into Cincinnati's insurance companies drove the pace in the Investment Department. Cash flow available for investment during 2001 was superb – one of the best years ever without a debt offering. Portfolio managers invested $359 million of net new cash, allocating 77.5 percent of new money to fixed income investments and 22.5 percent to equities. Historically, on a cost basis, fixed income has been 65 percent and common stock 35 percent of the portfolio. As market values change over time, this allocation reverses, resulting in a portfolio that has approximately 75 percent of market value in equities.

The Company's total-return equity orientation is reflected in high unrealized gains as stocks are held to appreciate over the long term while they pay steadily increasing dividends. At December 31, 2001, the equity portfolio contained $6.321 billion of unrealized gains, 95.9 percent of this in the 10 largest of the Company's 44 stock holdings. Annualized dividend income from these stocks is approximately $172 million, up $18 million from 2001 increases, as 26 of the 44 stocks in the portfolio raised their dividends. Our largest holding – Fifth Third Bancorp – raised its dividend twice during the year for a total annualized addition to income of $15 million.

Investment Assets
Market Value as of December 31
(dollars in millions)



Others
Preferred Stock
Common Stocks
Taxable Bonds
Tax-Exempt Bonds
8,797
47
530
5,469
1,863
888
10,325
58
442
7,013
1,895
917
10,194
66
404
7,107
1,730
887
11,316
69
377
8,149
1,738
983
11,571
66
388
8,107
1,968
1,042
97
98
99
00
01

Approximately $71.00 in investments supported each Cincinnati Financial common share at year-end 2001. Portfolio managers favor stocks with above-average market yields and convertible and investment-grade bonds with compelling risk-reward profiles.

Composition of Equity Investments
As of December 31, 2001
(dollars in millions)



8,107
5,532
1,594
981
Banks, Trusts and Insurance
Industrial, Miscellaneous
Public Utilities
1,801
868
720
213
373
32
261
80
388
36
271
81
Common Stock Portfolio by Cost
Common Stock Portfolio by Market Value
Preferred Stock Portfolio by Cost
Preferred Stock Portfolio by Market Value

While the Company's high percentage of common stock investments reduces the portfolio's effective yield relative to other insurers, it also contributes to the long-term growth of surplus.

While the Company's concentrated investment in a small group of high-quality, dividend-paying financial and value stocks is unconventional for an insurer, the strategy has proven successful. In a declining interest-rate environment, financial stocks have tended to maintain their value better than others. In 2001, the equity portfolio outperformed the S&P 500 Index for the fourth time in six years, with a 2001 rate of return of 0.7 percent versus the S&P 500's 11.9 percent decline.

CinFin Capital Management Company

CinFin's strategy mirrors that of the parent company – equity-based portfolios centering on best-in-class companies. In its third full year of operations, the Company's asset management services subsidiary ended the year with $663 million under management, up 23.6 percent from the year-ago total.

Independent Ratings

A.M. Best Company affirmed the A++ Superior rating of Cincinnati's property casualty companies based on superior capitalization, strong regional franchise, modest financial leverage and excellent cash flow. Fewer than 3 percent of insurer groups qualify at this level. Best affirmed Cincinnati Life's A+ Superior rating and awarded a new aa Very Strong debt rating to Cincinnati Financial's senior debentures.

Standard & Poor's currently rates the corporate debentures A+ Strong and our insurance companies at AA- Very Strong, citing a strong market position afforded by an extremely loyal and productive agency force, a low-cost infrastructure, extremely strong capitalization and strong financial flexibility. While S&P lowered its ratings in January 2001 after our announcement of a $110 million reserve addition in the fourth quarter of 2000, Cincinnati retains top-tier S&P Security Circle ratings.

Moody's Investors Service maintained the A2 rating on the corporate debentures and the Aa3 rating of the property casualty companies, noting a strong regional agency franchise, large capital base and historic operating profitability.

Rankings

(published in 2001 and generally based on 2000 performance)

***Fortune* (April 16, 2001):** Among the Fortune 1,000 U.S. industrial and service corporations, Cincinnati Financial was the 17th largest U.S. stock property casualty insurer based on revenues, placing sixth in that industry category for 10-year total return to investors.

***Forbes* (April 16, 2001):** Among the top 500, Cincinnati Financial ranked 237th for assets and 352nd for market value. Compared with all companies appearing on any of the Forbes 500 lists for market value, sales, profits or assets, Cincinnati Financial scored 391st.

***Best's Review* (July 2001):** Cincinnati ranked 32nd among property casualty groups based on net premiums written. Among the top 200 life health insurers, Cincinnati Life ranked 164th.

***Business Insurance* (August 20, 2001):** Cincinnati was one of only eight companies named to both the property casualty and life health Ward's 50 Benchmark Groups. Qualifying insurers have outstanding five-year scores for financial safety, consistency and performance. Cincinnati Insurance stood among just 10 companies named to the Ward's 50 for 11 consecutive years.

For new risks with more than $50 million of total insured values, the Company is purchasing facultative reinsurance in excess of our retention. Our reinsurers are "grandfathering" in terrorism coverage until the policy's anniversary or renewal. Risks with lower insured values have terrorism coverage under the working treaty.

Named the leading commercial package insurer in survey results published by *Crittenden's Property Casualty Rates & Ratings* newsletter (July 2001), Cincinnati writes approximately 80 percent to 85 percent of our commercial policies at annual premiums below $10,000. With reinsurance and terrorism coverage in place, we will have the flexibility to safely write the Main Street risks that are our primary appetite and to selectively write larger risks when our agents and their clients have special needs.

Finally, we have built the infrastructure to accept and service more good business. Our talented associates and loyal agents are primed to do what has to be done and to do it better than ever. Staffing has increased 13 percent since the beginning of 2000, and training programs have greatly expanded for both Company and agency staff. The Company is developing and introducing technology to streamline back-office functions. The year 2001 brought the debut of CinciLink, an agency extranet that is the delivery platform for new and updated software including CinciPrint, which gives agents the convenience of retrieving and completing forms online.

Imaging technology currently in use for selected business will be applied in additional areas during 2002, and agents in a pilot state will begin using an online personal policy processing system with functionality supporting a direct-bill option.

2002: Holding Hard to the Course

All of these considerations give us optimism for 2002. Barring unusual catastrophes, our target is to return by year-end to a statutory combined ratio of 101.3 percent, which was our average ratio from 1995 to 1999. Our will to underwrite and the improved pricing environment should help us build on the positive trends of 2001, when the ratio improved to 103.6 percent compared with 109.9 percent in 2000. Ultimately, we won't be satisfied until we achieve breakeven underwriting that makes it possible for all investment income to flow to earnings.

Cincinnati Financial returned more than $182 million to shareholders in 2001, including cash dividends and common stock repurchases of more than 1 million shares at an average price of $37.67. Over the past 10 years, cash dividends paid per share rose to 82 cents from 27 cents, adjusted for stock dividends and splits. That's a 10.2 percent compound growth rate for the 10-year period. Further, the Board declared a 6 percent increase in the dividend during the first quarter of 2002, raising the indicated annual dividend to 89 cents per share. At 2.3 percent, the current dividend yield compares favorably with a yield of 1.4 percent for the S&P 500 Index. The vote to continue the trend of increasing dividends reflects the Board's confidence in our financial strength, business strategy, associates and agents.

The 2001 Mergent's (formerly Moody's) Handbook of Dividend Achievers ranked Cincinnati Financial 15th for the longest record of dividend growth, with 40 consecutive years (now 41) of annual cash dividend increases. And on December 31, 2001, Cincinnati Financial was an entrée on *BusinessWeek's* "Menu of Investment Opportunities" as a stock with a high S&P Equity Ranking and low price-to-book value. While there are many schools of thought about investment valuation, steadily increasing dividends and stable book value are two historically attractive features of your Company.

As we work to preserve and expand shareholder value, our plan is to build on strengths instead of shift directions. Our Main Street focus, hard-working people, selective and conservative approach and commitment to personal service and relationships are proven strategies through all kinds of business and economic cycles.



John J. Schiff, Jr., CPCU
Chairman, President and Chief Executive Officer
February 6, 2002

Main Street: Our Foundation and Our Future

In an insurance climate marked by change and uncertainty, The Cincinnati Insurance Companies' strong presence on America's Main Streets is a competitive advantage.

For Cincinnati, Main Street is not so much a place as it is an approach, a commitment to know and support the people we serve. It is a personal way of doing business. It is an emphasis on the local market. It relies on relationships, and it pays dividends.

Main Street is both our foundation and our future. We maintain our business the way we built it, on America's Main Streets, through an elite corps of agents. Independent agencies representing Cincinnati, 959 in all, place an average of almost 20 percent of their business with the Company. These top producers are committed to a long-term relationship with Cincinnati.

During 2001, the Company took steps to leverage our Main Street advantages through our large and experienced field staff. This has meant more attention to front-line underwriting, more involvement in renewal discussions, more specialized expertise in claims adjusting and more inspections. It has meant subdividing territories to increase points of contact. It has meant creating a deeper and more personal understanding of our business from the ground up. And in doing all of this, we remain confident that we can restore consistently healthy profitability over the long term, despite the challenges our industry faces.

The Marketplace

In 2001, insured property casualty losses were estimated at nearly $285 billion, including an estimated $30 billion to $45 billion in the aftermath of September 11. Even before the terrorist attacks, property casualty insurers faced rising claims severity, adverse court decisions and mounting losses due to more than a decade of insufficient rates and overcapacity. Industry-wide, excluding the 6-point impact of the World Trade Center losses, the combined ratio for 2001 was estimated at 111.0 percent, up from 110.1 percent in 2000.

Such losses have created a market in which underwriting and pricing can and must be re-evaluated. While some carriers are exiting product lines or enforcing large, across-the-board price increases, Cincinnati continues to do business the way we always have: on the local level, focusing on each relationship separately. We work with agents case by case to recognize and accurately measure exposures, then price each risk adequately and appropriately for the local marketplace. Commercial lines pricing remains flexible to respond to each risk in partnership with local agents who know their markets and their business. For personal lines, we are seeking and obtaining regulatory approval for increases where warranted. This customized approach means less immediate results but longer-term success. By making decisions that are risk-specific, we give our Company the opportunity to retain not just business, but high-quality business.

Underwriting

Although Cincinnati outperformed the industry during 2001, reporting a statutory combined ratio of 103.6 percent, we believe we can and we will do better. The path to improved profitability begins with strong fundamentals, and it begins at home on America's Main Streets.

Cincinnati measures results for every program in every line of business, reviewing trends and taking action where justified. That process brought to the forefront the need to seek regulatory approval for appropriate rate increases for the homeowner line, which continues to experience increased loss severity. It highlighted the need to more

At Home on Main Street:

CLAIMS REPRESENTATIVES

Wendy Alberts takes The Cincinnati Insurance Companies' credo – "we're here to pay claims" – seriously. A claims representative in northeastern Ohio, Wendy calls upon policyholders during times of loss. She works to settle their claims quickly, compassionately and personally.

"I meet people during a difficult time in their lives," says Wendy, who also volunteers to care for hospice patients and participates in memorial services with their families. "My response to their claim may be the only time they interact with an insurance company. I want to meet them at a human level."

That means going the extra mile – not only in terms of personal interaction, but also in coordinating repairs that truly meet the needs of the claimant.

An independent insurance agent who represented Cincinnati before becoming a claims representative, Wendy also considers it her responsibility to make certain that the claims process is equitable for the Company. "Part of my job is to make sure that the repair people and contractors who respond to our claims are charging fair prices for good quality work," she says.

"Cincinnati operates under the Golden Rule. We are to treat people the way we treat family. It's a very personal, very honorable philosophy. It's the reason agents respect us and policyholders trust us."



carefully manage blanket and replacement property coverages and to limit the use of credits and dividend-paying plans in establishing workers' compensation policy pricing. It demonstrated the need to continue to aggressively re-underwrite commercial auto policies to ensure that driver records are current.

Personal lines account reviews determined that nearly 19 percent of our homeowner property claims from 1996-2000 were related to water damage. Going forward, rather than include that coverage as standard, we'll give policyholders more choice of the coverage amount they need and the price they'll pay for it. Water damage exclusions and endorsements developed in 2001 will begin to take effect over the next year in most states.

Disciplined underwriting means knowing your book of business. Again, being at home on America's Main Streets is a Cincinnati advantage.

Agencies generally sell Cincinnati products to their neighbors and to organizations they know and understand. To ensure business remains agent-focused, Cincinnati's property casualty field marketing representatives are assigned to specific agencies, and their territories are divided according to activity levels. The number of agency relationships each field representative manages is kept to a minimum – 13 on average – allowing Cincinnati to provide the personal service each agency deserves. During 2000, two additional field representatives were assigned to established marketing territories, raising the total number of property casualty marketing territories to 76. In 2002, the Company plans to split and staff another six or more new territories.

Policyholders, too, deserve intense, local, personal attention, and they get it from agents, engineers, marketing representatives, claims representatives and loss control specialists. On-site inspections, photographs, building cost estimates, loss trend and risk analyses increasingly are part of the process used to insure to value, providing business owners and homeowners with the coverage they need to repair or replace their property.

This attention to detail is part of the process in new business discussions and in renewals. Once a policy is on the books, an entire team of people works to help the agent monitor the risk, regardless of whether loss activity occurs. Agents, field claims representatives and field marketing representatives review many account renewals together. Where losses are reported, we take an even closer look. The number of in-depth risk reports increased more than 200 percent in 2001. These reports from claims representatives include on-site inspections and detailed analyses to help underwriters at renewal time. Where exposures have changed, all of this detail allows for more accurate coverage amounts, terms and conditions, as well as premiums.

Claims

Cincinnati is in the business of paying claims promptly, fairly and personally.

Our policy is to contact a claimant within 24 hours of receiving notice from the agent that a loss has occurred. Local claims representatives move quickly to assess losses and estimate costs. Specialized training and dedicated storm teams aid them in handling claims fairly and accurately.

During 2001:

- Nearly 500 claims representatives and trainees participated in schools to enhance claims handling techniques for workers' compensation, physical damage, fire loss investigation, settlement negotiation and other claims skills.

At Home on Main Street:

PROPERTY CASUALTY MARKETING REPRESENTATIVES

People energize Mark Massaro. The agencies he visits, the policyholders he meets, the businesses he inspects, all generate enthusiasm and excitement. Not to mention the parents and kids he encounters through scouting.

Mark, a Cincinnati sales and marketing representative in Minnesota, understands that to the agents and commercial policyholders in his territory, he *is* The Cincinnati Insurance Companies.

"It's a huge responsibility," he says, "and a very rewarding job. The more I get to know the people in my community and their businesses, the better I can advise agents."

He doesn't do it alone. Now more than ever, Mark and other marketing representatives count on gathering specific knowledge about each risk from the field team including claims, loss control, life, audit, sales and machinery and equipment representatives.

"Being active in the community allows me to associate with a variety of dedicated people," Mark says. "From them, I learn about local business interests as well as social, educational, economic and political issues. During 2001, this knowledge made me a more valuable sales and underwriting resource as I worked with agencies, the field team and headquarters underwriters to review new and renewal business opportunities."



- Midway through the year, we designated staff in larger metropolitan areas as specialists who work to contain costs for large property losses.
- More than 150 people specifically assigned to storm duty responded immediately to areas affected by severe weather. Storm duty teams help free local claims representatives to handle non-catastrophe claims in a timely and personal manner.

Additionally, new resources are helping verify, control and recoup costs. Re-pricing of auto physical damage estimates helped save an average of $80 each on repairs during a 2001 pilot project in just a few territories.

At Home on Main Street:

LOSS CONTROL REPRESENTATIVES

As a former city safety director who now is a Cincinnati loss control consultant in Indiana, Scott Hendrix helps policyholders identify potential risks in their businesses. He provides training and education about policies and procedures that prevent losses.

"I'm a safety resource to policyholders and a marketing tool for agents," Scott says.

During 2001, Cincinnati's Commercial Lines Department turned to Scott for risk evaluations on southwestern Indiana accounts. "Proactive risk evaluations effectively open doors," Scott says. "Besides providing underwriters with good information about the account, these evaluations place me on-site to lend a helping hand and keep businesses and their people accident and injury free. That adds even more depth to the policyholder relationship."



Scott's work with United Way as a member of an allocation committee is another way he makes sure people in his community get a helping hand when they need it.

"Cincinnati has a legacy of being hands-on," he says. "By living and working in the communities we serve, we are better able to analyze local situations, control losses and make a difference."

And a special Recovery and Subrogation Group in 2001 regained $40 million, nearly an 11 percent increase over 2000, through sale of assets recovered or salvaged from losses and recapture of payments that were the responsibility of a third party.

Products and Services

To better serve the independent agents for whom and by whom Cincinnati was founded, we committed resources to new tools and new products to protect their policyholders.

New products included a Credit Union Blanket Bond and the Executive CEO policy. The latter meets the needs of individuals with higher-valued homes. Each policy comes with a building survey, giving the homeowner the security of knowing replacement value is covered and giving Cincinnati an accurate premium for that value.

Property valuation software introduced in October 2001 and available on Cincinnati's agency extranet further helps determine replacement value of commercial buildings. This software provides information on geographic values, construction costs and other variables, working as a supplement to on-site inspections to ensure that the policyholder buys adequate protection.

Cincinnati continues to invest in and roll out tools to speed processing and cut costs at the local level and at headquarters. More than 500 agency representatives visit our agency extranet weekly to download software, print forms and check Company news or ratings. This number will grow significantly as we bring software applications online. Other technology initiatives in development, test or pilot stages include imaging projects, online production and loss reports and policy quoting and processing systems.

Life Insurance

The Cincinnati Life Insurance Company enhances local independent agents' ability to deliver financial protection to their communities. At the same time, policyholders benefit from the personal, local service that is unique to the Cincinnati family of insurance companies.

Distributed primarily through agents representing Cincinnati's property casualty group, Cincinnati Life helps those agents increase their revenue streams with a full line of whole, term and universal life products, fixed annuities, disability income and long term care products. For the Company, Cincinnati Life offers the benefits of strengthening the relationship with agents and providing a steady cash flow to fuel investments and return. Life operations contributed $30 million to Cincinnati Financial Corporation's $210 million in net operating income for the year.

Our Communities, Our Responsibilities

The Cincinnati Insurance Companies – like the people who work for the Company and represent our products – are committed to our communities. We demonstrate that commitment with the same local emphasis on all of our business practices.

In the agent community, we support our partners with outstanding service. Senior management travels to annual sales meetings in 28 cities to meet, greet and listen to agents. We support the education and training of agents by offering producer schools, agency management and executive liability roundtables, life product seminars and commercial and personal lines schools. These sessions aid in everything from agency accounting to selling skills. And many of these programs are held in cities around the country, making it possible for agency associates to stay close to home while earning necessary education credits.

At Home on Main Street:

LIFE MARKETING REPRESENTATIVES

"Team builder" best describes Norm Alms, whether he is recruiting fellow bicyclists for a charity tour or organizing agents to market a new insurance product. Norm calls on agencies throughout Wisconsin and the Upper Peninsula of Michigan to promote Cincinnati's life insurance products, educate their staff and meet with policyholders.

Serving this territory for 14 years, he's created exceptional team spirit, trust and loyalty by making service to others his top priority. When Norm's team traveled this summer to a cycling event to raise funds for diabetes research, he stayed in the hospital with an ill rider from his community until family could arrive. When agents needed support to sell Cincinnati's Long Term Care Insurance, they also knew they could count on Norm to be there for them. He intensely studied that market and developed a seminar that he began leading this year for agencies and their clients.



"Cincinnati's life marketing representatives are out in the community every day," Norm says, "and we often field questions on everything from financial goals and life insurance to property casualty insurance and claims. Agents and policyholders know that if I can't answer a question, I'll find a colleague who can. That creates respect, and in many cases, it creates new business."

Beyond the frequent direct contact we have with our agents, we support their businesses through subsidiaries such as CFC Investment Company and CinFin Capital Management.

CFC Investment Company helps local independent agents, their clients and the general public develop their businesses through equipment and vehicle loans and leases, as well as real estate loans. This support helps agencies expand to better serve customers in their communities.

CinFin Capital Management, the Company's asset management services subsidiary, is another service to our agencies. CinFin invites agencies and their clients to benefit from an investment strategy that mirrors that of the Company. Clients with assets under CinFin management – typically agencies, pension plans, corporations, endowment funds and high net-worth individuals – receive the personal, customized attention for which The Cincinnati Insurance Companies are known.

We also serve agents and policyholders by continuing education for Company associates. In 2001, more than 1,000 field and headquarters associates participated in online courses to improve both technical and interpersonal skills. Additionally, 38 claims representative trainees graduated in 2001. For the second year in a row, five classes of trainees graduated from our professional underwriting school.

In the insurance community, Cincinnati Financial is a responsible citizen, working to protect the integrity of our industry. Our philosophy on legislative and regulatory issues is consistent with our philosophy on business practices: Keep decision-making as close as possible to the local level.

That brings us to our namesake community – the Greater Cincinnati region. Cincinnati-based associates have a tradition of supporting the arts, education and other community-related activities in our hometown. As a Company and personally, we commit to living and working every day as part of a proud community. Headquarters associates give generously to organized fund drives such as the Fine Arts Fund and United Way, volunteering for service activities ranging from tutoring and mentoring students to special events like blood and food donations.

Our mission is to grow profitably and enhance the ability of local independent insurance agents to deliver quality financial protection to the people and businesses they serve. Whether field representatives or headquarters associates, we fulfill this mission agency by agency, community by community. Cincinnati is at home on America's Main Streets.

SELECTED FINANCIAL INFORMATION

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions except per share data)

	Years Ended December 31,			
	2001	2000	1999	1998
INCOME STATEMENT DATA (GAAP)				
Net earned premiums	$ 2,152	$ 1,907	$ 1,732	$ 1,613
Net investment income	421	415	387	368
Revenues	2,561	2,331	2,128	2,054
Net operating income	210	120**	255	199
Net capital (losses) gains	(17)	(2)	–	43
Net income	193	118**	255	242
Net operating income per common share:				
Basic	1.31	.75**	1.55	1.19
Diluted	1.29	.74**	1.52	1.16
Net income per common share:				
Basic	1.20	.74**	1.55	1.45
Diluted	1.19	.73**	1.52	1.41
Cash dividends per common share:				
Declared	.84	.76	.68	.61⅓
Paid	.82	.74	.66⅓	.59⅔
BALANCE SHEET DATA (GAAP)				
Total assets	$13,959	$13,287	$11,808	$11,482
Long term debt	426	449	456	472
Shareholders' equity	5,998	5,995	5,421	5,621
Book value per share	37.07	37.26	33.46	33.72
RATIO DATA (GAAP)				
Loss ratio	66.6%	71.1%	61.6%	65.4%
LAE ratio	10.1	11.3	10.0	9.3
Expense ratio	28.2	30.4**	28.6	29.6
Combined ratio	104.9%	112.8%**	100.2%	104.3%
PROPERTY CASUALTY SUBSIDIARY STATUTORY DATA*				
Net written premiums	$ 2,188*	$ 1,936	$ 1,681	$ 1,558
Net earned premiums	2,067	1,828	1,658	1,543
Net investment income	223	223	208	204
Unearned premiums	1,033	507	455	432
Loss reserves	1,886	1,730	1,513	1,432
Loss adjustment expense reserves	466	452	419	408
Policyholders' surplus	2,533	3,172	2,852	3,020
Loss ratio	66.8%	71.1%	61.6%	65.4%
LAE ratio	10.1	11.3	10.0	9.3
Expense ratio	26.7*	29.2**	28.8	29.5
Combined ratio	103.6%*	111.6%**	100.4%	104.2%

Note: The selected financial information above allows for a more complete analysis of results of operations and should not be considered a substitute for any GAAP measure of performance. The statutory basis data presented above for the year ended December 31, 2001 reflects the adoption of the Codification of Statutory Accounting Principles (Codification) on January 1, 2001, as required by the State of Ohio, as more fully discussed in the Management Discussion beginning on Page 20. Property casualty subsidiary statutory data for the year ended December 31, 2000 has been reclassified for comparative purposes; information was not readily available to reclassify earlier years' statutory data presented above.

1997	1996	1995	1994	1993	1992	1991
$ 1,516	$ 1,423	$ 1,314	$ 1,219	$ 1,141	$ 1,039	$ 948
349	327	300	263	239	219	193
1,942	1,809	1,656	1,513	1,442	1,304	1,161
254	193	207	189	183***	148	141
45	31	20	12	33	23	5
299	224	227	201	216***	171	146
1.54	1.15	1.24	1.13	1.10***	.90	.86
1.49	1.11	1.20	1.09	1.06***	.87	.86
1.81	1.34	1.36	1.21	1.30***	1.04	.90
1.77	1.31	1.33	1.18	1.27***	1.03	.89
.54⅔	.48⅔	.42⅔	.38⅔	.34	.31	.27⅔
.53⅓	.47⅔	.42	.37⅓	.33⅓	.30	.27
$ 9,867	$ 7,397	$ 6,439	$ 5,037	$ 4,888	$ 4,357	$ 3,750
58	80	80	80	80	80	–
4,717	3,163	2,658	1,940	1,947	1,714	1,441
28.35	18.95	15.80	11.63	11.70	10.37	8.79
58.3%	61.6%	57.6%	63.3%	63.5%	63.8%	61.6%
10.1	13.8	14.7	9.8	8.7	9.0	9.2
30.0	28.2	27.8	27.8	28.5	29.9	30.2
98.4%	103.6%	100.1%	100.9%	100.7%	102.7%	101.0%
$ 1,472	$ 1,384	$ 1,296	$ 1,191	$ 1,124	$ 1,015	$ 930
1,454	1,367	1,263	1,170	1,092	992	903
199	190	180	162	153	142	126
418	402	385	354	334	302	280
1,374	1,319	1,274	1,213	1,100	961	826
403	383	307	219	193	177	160
2,473	1,608	1,269	999	1,012	934	736
58.3%	61.6%	57.6%	63.3%	63.5%	63.8%	61.6%
10.1	13.8	14.7	9.8	8.7	9.0	9.2
29.6	27.6	26.9	26.9	27.4	29.0	28.9
98.0%	103.0%	99.2%	100.0%	99.6%	101.8%	99.7%

*2001 property casualty subsidiary statutory data excludes the effects of a $402 million one-time adjustment to recognize net written premiums on the basis of the policy contract term rather than the policy billing period as of January 1, 2001, as required to conform with Codification of Statutory Accounting Principles.

**2000 results include a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax. The charge affected the statutory expense ratio and combined ratio by 1.7 percentage points and the GAAP expense ratio and combined ratio by 2.1 percentage points.

***1993 earnings include a net credit for $14 million, or 8 cents per share, cumulative effect of a change in the method of accounting for income taxes to conform with SFAS No. 109 and a net charge of $9 million, or 5 cents per share, related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.

INTRODUCTION

The following discussion highlights significant factors influencing the consolidated results of operations and financial position of Cincinnati Financial Corporation (CFC). It should be read in conjunction with the consolidated financial statements and related notes beginning on Page 35 and the 11-year summary of selected financial information on Pages 18 and 19.

CFC had six subsidiaries at year-end 2001. The lead property casualty insurance subsidiary, The Cincinnati Insurance Company, markets a broad range of business and personal policies in 31 states through an elite corps of 959 independent insurance agencies. Other members of the property casualty group are The Cincinnati Casualty Company and The Cincinnati Indemnity Company, which provide the Company with flexibility in underwriting, pricing and billing. The Cincinnati Life Insurance Company markets life, long term care and disability income policies and annuities through property casualty agencies and independent life agencies. CFC Investment Company complements the insurance subsidiaries with commercial leasing, financing and real estate services. The Company's sixth subsidiary, CinFin Capital Management Company, provides asset management services to institutions, corporations and individuals with $500,000 minimum accounts. The Company's segments are defined based upon the components of the Company for which financial information is used internally to evaluate segment performance and determine the allocation of resources.

Investment operations are CFC's primary source of profits. A total-return strategy emphasizes investment in fixed-maturity securities, as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term price appreciation.

SAFE HARBOR STATEMENT

The following discussion contains certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other causes; the frequency and severity of claims; environmental events or changes; changes in insurance regulations, legislation or court decisions that place the Company at a disadvantage in the marketplace; adverse outcomes from litigation or administrative proceedings; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively affecting the Company's equity portfolio; delays in the development, implementation and benefits of technology enhancements; and decreased ability to generate growth in investment income.

Further, the Company's insurance businesses are subject to the effects of changing social, economic and regulatory environments. Public and regulatory initiatives have included efforts to adversely influence and restrict premium rates, restrict the ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

INSURANCE REGULATORY OVERSIGHT

The Company's insurance subsidiaries, in common with other insurers based in the United States, are subject to extensive governmental regulation and supervision in the various states and jurisdictions in which they transact business. The laws and regulations of Ohio, the state of domicile of the Company's insurance subsidiaries, have the most significant impact on their operations.

For public reporting, insurance companies prepare financial statements in accordance with accounting principles generally accepted in the United States (GAAP). However, certain data also must be calculated according to statutory accounting rules, based on Statutory Accounting Principles, and must be reported to state insurance departments per the National Association of Insurance Commissioners (NAIC), the oversight organization for state insurance regulations.

While not a substitute for any GAAP measure of performance, statutory data frequently is used by industry analysts and other recognized reporting sources to facilitate comparisons of the performance of insurance companies. When appropriate, the following discussion makes use of statutory data to analyze trends or to make comparisons to industry performance. Estimated industry data included below is taken from materials published by A.M. Best Company, a leading insurance industry analytical and rating agency, and presented on a statutory basis. Statutory data for the Company is labeled as such and all other data is prepared based on accounting principles generally accepted in the United States.

NAIC adopted the Codification of Statutory Accounting Principles (Codification) in March 1998. Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Ohio required adoption of Codification, with certain modifications, for the preparation of statutory-basis financial statements effective January 1, 2001. Codification is now incorporated into the NAIC

Accounting Practices and Procedures Manual. The effects of the Company's adoption of Codification are discussed below.

The NAIC uses risk-based capital (RBC) formulas for both property casualty and life insurers, which serve as an early warning tool for the NAIC and the state regulators to identify companies that are undercapitalized and merit further regulatory action. The Company's property casualty and life companies have more than sufficient capital to meet the RBC requirements.

Effects of Codification of Statutory Accounting Practices

The effect of adopting Codification is reported as a cumulative-effect type change in accounting principle for the Company's insurance subsidiaries' statutory financial statements as of January 1, 2001. This means that the January 1, 2001 balances of the Company's insurance subsidiaries' statements of admitted assets, liabilities and capital and surplus have been adjusted to the amounts that would have been reported had Codification been in effect since the subsidiaries began operations. Accordingly, the significant changes to statutory surplus were as follows: For the property casualty companies – deferred tax assets of $314 million, consisting primarily of taxes on the timing of loss reserves and unearned premiums; deferred tax liabilities of $701 million, comprised mainly of taxes on net unrealized gains; guaranty fund assessments and premium tax liabilities of $11 million; and earned-but-unbilled premium receivables of $6 million, with a resulting decrease in surplus of $392 million. For the life company – deferred tax liabilities of $62 million, comprised mainly of taxes on net unrealized gains, and a corresponding decrease in surplus.

Additionally, prior to 2001, the Company's property casualty insurance subsidiaries recognized written premiums as they were billed throughout the policy period, which was a previously acceptable method. Beginning on January 1, 2001, these companies began recognizing written premiums on an annualized basis at the effective date of the policy as required by Codification. This method of recognizing written premiums had no effect on statutory income or surplus because earned premiums were unaffected. To account for unbooked premium related to policies with effective dates prior to January 1, 2001, the Company recorded a written premium adjustment on January 1, 2001 of $402 million that will appear in 2001 statutory financial reports submitted to insurance regulatory authorities. Since this adjustment affected written premiums only and was one-time in nature, it has been excluded from comparisons of written premiums between 2001 and 2000 in this report. Written premiums presented throughout this report for 2000 have been reclassified to conform with the 2001 presentation based on contractual period; information was not readily available to reclassify earlier years' statutory data.

Results of Operations

Three-year Highlights

(dollars in millions except per share data)	2001	Change %	2000 Pro Forma*	Change %	1999	Change %
Revenue	$2,561	9.9	$2,331	9.5	$2,128	3.6
Net operating income	$ 210	44.1	$ 146*	(43.0)	$ 255	28.1
Net capital losses	(17)	(870.8)	(2)	(359.8)	–	nm
Net income	$ 193	34.4	$ 144*	(43.5)	$ 255	5.4
Net income	$ 193	63.3	$ 118	(53.5)	$ 255	5.4
Per Share Data (diluted):						
Net operating income	$ 1.29	43.3	$ .90*	(40.8)	$ 1.52	31.0
Net capital losses	(.10)	(900.0)	(.01)	nm	–	nm
Net income	$ 1.19	33.7	$ .89*	(41.4)	$ 1.52	7.8
Net income	$ 1.19	63.0	$ .73	(52.0)	$ 1.52	7.8

Note: The selected financial information presented above allows for a more complete analysis of results of operations and should not be considered as a substitute for any GAAP measures of performance.

*In 2000, the Company incurred a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax. Pro forma amounts exclude the one-time charge for comparison purposes.

Revenue growth in each of the past three years primarily reflected higher contributions from property casualty earned premiums and investment income. In 2001, the growth rate for property casualty earned premiums rose for the fourth consecutive year because of strong growth in the Company's commercial insurance lines.

Revenue from investment income rose 2.8 percent in 2001 on a comparable basis, below the 6.0 percent growth rate in 2000 and 5.1 percent growth in 1999, due to the lower interest rate environment. Growth rates are calculated excluding $5 million in interest earned in 2000 from a $303 million single-premium bank-owned life insurance (BOLI) policy booked at the end of 1999.

Excluding a one-time charge for asset impairment in 2000, net operating income in 2001 rose 44.1 percent over 2000, primarily because of a decline in the underwriting loss in 2001. In 2000, higher losses and $72 million (after-tax) in additional reserves related to uninsured motorists coverage resulted in a 43.0 percent decline in net operating income compared with the prior year's record level. In 1999, net operating earnings increased 28.1 percent principally due to lower catastrophe losses.

The one-time charge of $25 million (after-tax) recorded in 2000 expensed impaired assets related to development of next-generation software to process property casualty policies. For comparison purposes all data discussed below excludes the charge, unless otherwise indicated.

The Company reported a net capital loss of $17 million in 2001 as detailed in Investment Operations. The net capital loss was $2 million in 2000 and less than $1 million in 1999. Book value was $37.07 at year-end 2001, below the record $37.26 at year-end 2000, but up from $33.46 at year-end 1999. The decrease in 2001 was primarily due to an increase in outstanding shares as convertible debenture conversions offset a modest $3 million increase in total shareholders' equity.

PROPERTY CASUALTY INSURANCE OPERATIONS

Property Casualty Insurance Premiums

Cincinnati leverages its strong relationships with independent insurance agents in 31 states to market property casualty insurance. In 2001, approximately 98 percent of the Company's agency direct written premium volume was in the 26 states in which the Company has had a presence for more than five years. In 2001, the Company's 959 independent insurance agencies generated an average of approximately $2.3 million each in agency direct written premiums; no single agency accounted for more than 1.3 percent of the Company's total agency direct written premiums. Further, agencies in Ohio contributed 25 percent and Georgia, Illinois, Indiana, Michigan and Pennsylvania each contributed between 5 percent and 10 percent of premium volume in 2001. Factors that distinguish the Company in the insurance marketplace include:

- Single-channel distribution strategy that emphasizes the value of independent agents and their knowledge of the local markets.
- Local field staff that enhances service and accountability by providing 24/7 availability and local decision-making authority. The field marketing staff is responsible for the selection of new independent agents as well as underwriting and pricing of new commercial business.
- Widely recognized, high-quality claims service via locally based field claims staff in conjunction with independent agents. To help ensure prompt claims service, the Company provides most agents with authority to pay claims immediately up to $2,500 and assigns claims representatives to agencies. In total, the Company pays an average of $5 million per business day in claims.
- Innovative products and services that meet the needs of the Company's independent agents and their customers, including the availability of three-year policy terms for many types of insurance coverage. In 2001, both new and updated policies were introduced to further meet the needs of agents and their customers, including the new Credit Union Blanket Bond and improved broadening endorsements for commercial general liability and business auto as well as updated dentist, printer and homeowner-auto packages.
- Emphasis on improving customer service through the creation of smaller marketing territories, permitting local field marketing representatives to devote more time to each independent agent. During 2001, two additional field representatives were assigned to established marketing territories. Since the beginning of 1997, the Company has subdivided 10 territories in established states. During 2002, the Company plans to split and staff another six or more territories. Smaller territories allow marketing representatives to increase the level of service as well as expand the opportunities to ask for and earn new business.
- Programs to support agency growth, including education programs for agents and staff, and financing for buildings and equipment. In 2001, the insurance subsidiaries augmented ongoing training programs with a number of special events, including seminars held around the country to encourage cross-selling by expanding awareness of the Company's products among producing agents. CFC Investment Company offers convenient, competitive equipment and vehicle leases and loans for independent insurance agents, their commercial customers and other businesses and also provides commercial real estate loans to agents to help them operate and expand their businesses.

By leveraging these characteristics, the Company has expanded property casualty total net written premiums more rapidly than the estimated industry growth rate in each of the past three years.

The Company's total net earned premiums grew 13.3 percent in 2001, 10.3 percent in 2000 and 7.4 percent in 1999. For 2001 only, GAAP net earned premiums were $6 million higher than statutory net earned premiums due to certain adjustments required by statutory Codification.

Property Casualty Insurance Subsidiary Premiums (GAAP)

(dollars in millions)	2001	Change %	2000	Change %	1999	Change %
Commercial lines net earned premiums	$1,453	17.9	$1,232	13.3	$1,088	6.7
Personal lines net earned premiums	620	4.0	596	4.6	570	8.9
Total net earned premiums	$2,073	13.3	$1,828	10.3	$1,658	7.4

The primary source of growth in 2001 was firmer pricing on new and renewal commercial business. Premium growth in states in which the Company has had a presence for more than five years was a healthy 13.9 percent in 2001, reflecting the continued opportunities available to Cincinnati. Expansion states, where the Company has operated for fewer than five years, also were a factor in overall growth, with agency direct premiums of $33 million in 2001 compared with $16 million in 2000. Over the past five years, the Company began marketing commercial lines insurance in North Dakota, Montana, upstate New York, Idaho and Utah, and began writing or expanding personal lines in states that were previously commercial-only territories: Maryland, Michigan, Minnesota, Montana, North Dakota and Pennsylvania.

Commercial Lines

Commercial lines premiums rose to 70.0 percent of total net earned premiums in 2001 from 67.4 percent in 2000 and 65.6 percent in 1999, reflecting the higher rate of growth in that segment as the market continued the strengthening that began in the second half of 1999 after years of intense price competition. Industry-wide growth in net written commercial insurance premiums was 10.0 percent in 2001 compared with 7.2 percent in 2000.

The Company's standard approach is to write three-year policies, an advantage in the commercial lines market. Exceptions often include business new to the agency or, in certain local competitive marketplaces, when a policy is aggressively priced. Within those multi-year packages, automobile, workers' compensation, professional liability and most umbrella liability coverages remain subject to annual adjustment. Management estimates that approximately 70 percent of the commercial written premiums is subject to annual adjustment or re-pricing. Multi-year packages are offered at rates that may be slightly higher than single-year or annually-adjusted rates. By reducing annual administrative efforts, multi-year policies reduce the Company's and agency's expenses and the incentive for the policyholder to shop for a new policy every year.

In 2001, new commercial lines business written directly by Cincinnati agents reached $220 million, just short of the all-time high of $230 million recorded in 2000. 2001 growth was excellent given the priority placed on underwriting activities during this period.

Personal Lines

During 2001, the personal insurance market grew less rapidly than the commercial insurance market due to continuing competition. Industry-wide growth in net written personal lines premiums was estimated at 7.0 percent, up from 3.7 percent in 2000.

Cincinnati's personal lines net earned premium growth rate was 4.0 percent in 2001 compared with 4.6 percent in 2000 and 8.9 percent in 1999. Growth in 2001 reflected a 14 percent increase in personal lines new business to $52 million. The Company introduced a new homeowner policy for higher valued homes and an updated personal auto program. Emphasis on writing homeowner coverage limits at full replacement value also began to contribute to total personal lines premium growth. These factors should contribute to premium growth in 2002 and beyond, as well.

The Company has received regulatory approvals for homeowner rate increases averaging approximately 10 percent. In the fourth quarter of 2001, increases took effect in several states, including Ohio and Illinois. Further, rate increases will take effect in four major states in the first quarter of 2002 and in several additional states in the second quarter. As a result, management estimates an increase in homeowner premium of 7 percent to 8 percent in 2002 as new business is written and existing one- and three-year policies begin to renew.

The personal lines automation project, launched at the end of 2000, now is testing key components and preparing for release to agencies in a pilot state in mid-2002. Sequential roll-out to other states will follow, extending over several years. The objectives are to create next-generation software for personal lines products; to build a single-entry data processing system to streamline policy issue; to speed up processing time to improve cash flow; and to offer direct billing, a feature frequently requested by agents. The automation program is expected to contribute to personal lines growth in future years. The total amount invested in development of this new software through December 31, 2001 was $8 million.

Property Casualty Insurance Profitability

The discussion of profitability is based on GAAP data, except for the following statutory analysis of results versus industry performance and the accident year analysis of loss data.

The Company recorded a statutory net underwriting loss of $108 million in 2001, compared with underwriting losses of $210 million in 2000 and $13 million in 1999.

In 2001, the Company's statutory combined ratio was 103.6 percent. This measure of profitability was above the 101.3 percent (statutory basis) the Company averaged in the second half of the 1990s and which the Company has stated is its target for future performance. However, the 2001 ratio was considerably better than the industry's estimated 117 percent combined ratio, which included approximately 6 points for World Trade Center losses. Cincinnati's September 11 losses were a relatively minor $9 million, adding only 0.4 percentage points to the Company's statutory combined ratio.

The 2000 statutory combined ratio for Cincinnati was 109.9 percent, including 6 points for a $110 million reserve addition and excluding a one-time charge for asset impairment. The $110 million pre-tax addition to reserves, net of reinsurance, was an estimate of past uninsured and underinsured motorist (UM/UIM) losses incurred but not yet reported (IBNR) resulting from two Ohio Supreme Court decisions. Even including the reserve addition, the Company's statutory combined ratio was below the estimated industry ratio of 110.1 percent.

In 1999, Cincinnati's statutory combined ratio was 100.4 percent comparing favorably with the estimated industry average of 107.8 percent.

On a GAAP basis, the Company's combined ratio was 104.9 percent in 2001, 112.8 percent in 2000 (110.7 percent excluding the asset impairment charge or 104.7 excluding both the asset impairment charge and the reserve addition) and 100.2 percent in 1999, a trend similar to that seen in the statutory data.

The following contributed to the Company's underwriting results:

Loss and LAE Trends

Excluding catastrophe losses, the total loss and loss adjustment expense (LAE) ratio in 2001 was 6.1 percentage points less than the level recorded in 2000 (essentially unchanged from 2000 when the reserve addition is excluded) and 4.2 percentage points higher than 1999. The total loss and LAE ratio for both 2001 and 2000 was primarily affected by the increase in severity of losses of all sizes when compared with 1999, the first year the Company collected data on losses and reserve adjustments by size categories.

Property Casualty Subsidiary Losses Incurred Analysis (GAAP)

Over the three-year period, the following changes occurred in the loss patterns:

(dollars in millions)	2001	2000	1999
Losses $1 million or more	$ 71	$ 58	$ 36
Losses $250 thousand to $1 million	143	118	89
Development and reserve increases of $250 thousand or more	122	114	90
Other losses	981	961	770
Total losses incurred excluding catastrophe losses	$1,317	$1,251	$ 985
Catastrophe losses	64	50	37
Total losses	$1,381	$1,301	$1,022
As a Percent of Net Earned Premiums:			
Losses $1 million or more	3.4%	3.2%	2.2%
Losses $250 thousand to $1 million	6.9	6.5	5.4
Development and reserve increases of $250 thousand or more	5.9	6.2	5.4
Other losses	47.3	52.5	46.4
Loss ratio excluding catastrophe losses	63.5%	68.4%	59.4%
Catastrophe loss ratio	3.1	2.7	2.2
Total loss ratio	66.6%	71.1%	61.6%

- Losses $1 million or more – The average size of new losses of $1 million or more, net of reinsurance, declined over the three-year period. Rising overall severity and frequency was the primary factor in the increased contribution of losses of this size over the past three years. While total large losses rose $13 million, or 22.1 percent in 2001 compared with 2000, claim count rose by 30.0 percent. Between 2000 and 1999, total large losses increased by $22 million, or 62.7 percent, while claim count rose by 66.7 percent. With the number of in-force policies increasing over the three-year period, the Company would have expected some increase in the number of large losses. However, the rate at which total large losses increased over the period was greater than the growth in the overall business, which management believes was due to escalating legal costs, medical costs and jury verdicts along with inflated perceived values caused by announcements of sensational "celebrity" pay contracts.
- Losses $250,000 to $1 million – New losses in this range over the past three years were driven by factors similar to those affecting losses of $1 million or more. These losses, in total, increased by 21.5 percent in 2001, while claim count rose by 19.4 percent. In 2000, these losses in total rose 32.0 percent with a 33.3 percent rise in frequency.
- Development and reserve increases of $250,000 or more – In 2001, as the Company adapted to the changing environment and began establishing larger initial reserves to more accurately reflect severity trends, the number of claims requiring case reserve adjustments declined. For losses requiring reserve adjustments, however, the average increase in 2001 was 17.5 percent, a rate exceeding that of the growth in the overall business and reflecting the rising overall severity.
- Other losses – This category includes adverse development and reserve increases less than $250,000 and IBNR. Following its initial rise of 24.7 percent in 2000, due to rising severity, the total of all other losses and case reserve adjustments rose 2.1 percent in 2001, stabilizing at 47.3 percent of net earned premiums.

As these trends developed, management concluded that the most effective means of returning the Company's loss ratio to its historic levels will be through pricing and rate increases, which the Company has been implementing. In addition, in 2001, the Company continued efforts to leverage its strong local presence in field territories. Insurance-to-value initiatives are designed to ensure the policyholders pay for coverage amounts appropriate for exposures. Field marketing representatives have been meeting with every agency to reaffirm agreements on the extent of frontline renewal underwriting to be performed by local agents. Claims representatives have been conducting on-site inspections and preparing full risk reports on every account reporting a loss above $100,000 and on accounts of concern.

These and other actions are expected to contribute to further improvement in loss results and lead to improved profitability.

Loss Trends by Business Line

The loss and LAE ratio for commercial lines was 74.1 percent in 2001, compared with 84.0 percent in 2000 (75.7 percent when the reserve addition is excluded) and 72.9 percent in 1999. Catastrophe losses contributed 1.9 percent, 1.5 percent and 2.3 percent to the commercial loss and LAE ratio in 2001, 2000 and 1999, respectively.

The loss and LAE ratio for personal lines was 82.9 percent in 2001, compared with 79.2 percent for 2000 (77.9 percent when the reserve addition is excluded) and 69.1 percent in 1999. Catastrophe losses contributed 5.8 percent, 5.3 percent and 2.1 percent to the personal lines' loss and LAE ratio in 2001, 2000 and 1999, respectively.

Property Casualty Subsidiary Accident Year Loss Analysis

Results by accident year, excluding catastrophe losses, for selected business lines are as follows as of December 31, 2001:

	2001	2000	1999	1998
Statutory Net Earned Premiums (dollars in millions)				
All lines	$2,067	$1,828	$1,658	$1,543
Commercial auto	221	179	154	142
Workers' compensation	252	208	185	182
Homeowner	191	180	166	150
Statutory Accident Year Losses and LAE (dollars in millions)				
All lines	$1,580	$1,494	$1,259	$1,206
Commercial auto	184	185	175	152
Workers' compensation	208	195	161	135
Homeowner	160	153	120	131
Statutory Accident Year Loss and LAE Ratios (percent)				
All lines	76.4%	81.7%	75.9%	78.1%
Commercial auto	83.3	103.1	113.4	106.9
Workers' compensation	82.6	93.9	87.1	74.1
Homeowner	83.7	85.2	72.3	86.8

Within commercial lines, the commercial auto and workers' compensation lines were the most significant contributors to the higher losses in accident years 2001 and 2000 when compared with 1999. Based on the Company's historic trends for reserve accuracy and its intent to reflect higher severity in its initial reserve activity, management believes that the improvement in 2001 accident year loss ratios, basically resulting from higher premiums, indicates that the Company's strategies are reducing the impact of greater losses in these business lines.

The most significant cause of the higher loss and LAE ratio between 2001 and 1999 in personal lines was weakening profitability in the homeowner line, an industry-wide trend. In 2000, the Company began a personal auto re-underwriting program that reviewed and strengthened underwriting standards, requiring motor vehicle reports for many insured drivers and commitments that some agencies will provide the Company with specific premium volume increases. That program helped mitigate the higher losses in 2001 and 2000.

In 2001, the Company expanded the re-underwriting program to include homeowner coverages, emphasizing homeowner coverage limits at full replacement value. In addition, account reviews determined that water damage was a significant cause of homeowner property claims. Going forward, rather than including that coverage as standard, policyholders will be given the opportunity to select water damage coverage as a policy addition, in coverage amounts needed. New water damage exclusions and endorsements will begin to take effect over the next year in several states. Homeowner rate increases averaging 10 percent are scheduled to go into effect in the coming year for new and renewal policies. Insurance to value, rate increases, specific charges for water coverages and agency-by-agency reviews should help improve results in the homeowner line over the next several years.

Catastrophe Losses

The contribution to the loss ratio of catastrophe losses at 3.1 percentage points in 2001, 2.7 points in 2000, and 2.2 points in 1999 approximated the Company's historic range.

2001 catastrophe losses totaled $64 million, net of reinsurance and before taxes, including $9 million for losses related to events of September 11, 2001. Reported direct losses accounted for only $300,000 of that total, with the remainder arising from the Company's participation in an aircraft insurance pool and other reinsurance agreements.

Due to the nature of catastrophic events, management is unable to predict accurately the frequency or potential cost of such occurrences in the future. However, in an effort to control such catastrophe losses, the Company does not market property casualty insurance in California, does not write flood insurance, reviews exposure to huge disasters and continues to reduce coverage in certain coastal regions.

Property Casualty Subsidiary Profitability Ratios (GAAP)

	2001	2000 Pro Forma*	1999
Commercial loss and LAE ratio including catastrophe losses	74.1%	84.0%	72.9%
Personal loss and LAE ratio including catastrophe losses	82.9%	79.2%	69.1%
Loss ratio excluding catastrophe losses	63.5%	68.4%	59.4%
LAE ratio	10.1	11.3	10.0
Loss and LAE ratio excluding catastrophe losses	73.6%	79.7%	69.4%
Catastrophe loss and LAE ratio	3.1	2.7	2.2
Loss and LAE ratio	76.7%	82.4%	71.6%
Expense ratio excluding policyholder dividends	27.4	27.3*	28.2
Policyholder dividend ratio	.8	1.0	.4
Combined ratio	104.9%	110.7%*	100.2%
Combined ratio	104.9%	112.8%	100.2%

*In 2000, the Company incurred a one-time net charge for asset impairment of $39 million. Including the charge, the expense ratio was 29.4% and the combined ratio was 112.8%. Pro forma results exclude the charge for comparison purposes.

Expense Ratio

The expense ratio, excluding the one-time charge to expense software development assets in 2000, remained relatively stable over the past three years, as the Company maintained its level of investment in staff and costs associated with upgrading technology and facilities.

Policyholder Dividend Ratio

Policyholder dividends as a percent of net earned premiums declined by 0.2 percentage points in 2001 after increasing

0.6 percentage points in 2000 over 1999 due to growth in workers' compensation premiums, particularly in Wisconsin, where these policies are structured to include policyholder dividends. The improvement in 2001 reflected the Company's decision to move many workers' compensation policies to The Cincinnati Casualty Company, a subsidiary company that writes non-participating workers' compensation policies. As a result of this decision, the policyholder dividend ratio should further decline in 2002.

LIFE AND ACCIDENT HEALTH OPERATIONS (GAAP)

(dollars in millions)	2001	Change %	2000	Change %	1999	Change %
Gross written premiums*	$ 122	(10.7)	$ 137	(66.5)	$ 409	317.1
Net written premiums*	102	(14.2)	119	(70.1)	398	331.1
Earned premiums	81	1.7	80	6.2	75	6.6
Other income	3	33.6	2	(32.1)	3	na
Investment income	80	1.3	79	12.5	70	7.7
Total revenues	158	–	158	9.9	144	8.8
Total expenses	120	6.6	112	5.3	107	4.8
Net operating income	30	(8.1)	32	14.9	28	19.1
Net capital losses	(4)	(136.0)	(2)	40.0	(3)	(19.0)
Net income	26	(15.4)	31	20.3	26	19.1
Total assets	1,761	8.6	1,621	12.0	1,447	19.6
Shareholder's equity	552	5.2	525	13.3	463	(11.8)

*Statutory basis

The Company's life insurance subsidiary had statutory net written premiums of $102 million in 2001. In 2000, net written premiums were $119 million, including a single $20 million BOLI policy and a separate account. In 1999, net written premiums were $398 million, including a $303 million BOLI premium. Excluding BOLI premiums, net written premiums rose 3.0 percent in 2001, compared with increases of 3.8 percent in 2000 and 3.6 percent in 1999. Written premiums have been restated to exclude annuity deposits not involving life contingencies, which are not recognized as written premium under statutory rules.

In 2001, net operating income was down 8.1 percent from the prior year primarily due to higher expenses related to charges for automation and policy audits and incentives. In 2000 and 1999, net operating income rose 14.9 percent and 19.1 percent, respectively, due to growth in investment income, favorable mortality experience, expense control and continued growth. The life insurance subsidiary contributed 14 percent of CFC's operating income in 2001 compared with 27 percent in 2000 and 11 percent in 1999.

An important part of Cincinnati Life's strategic mission is to round out accounts while improving persistency for the Company. Term and worksite insurance products are well suited to cross-serving by the Company's property casualty agency force, 90 percent of which now do business with Cincinnati Life. Agents find that offering worksite marketing to employees of their small commercial accounts provides a benefit to the employees at low cost to the employer. To further the cross-selling opportunities with property casualty agencies, new and enhanced term products will be introduced in early 2002.

FEDERAL INCOME TAXES

Investment operations are the Company's primary source of profits. The Company pursues a strategy of investing in tax-advantaged fixed maturities and equity securities to minimize its overall tax liability and maximize after-tax earnings.

Reflecting that strategy, the Company's income tax expense (benefit) was $28 million, $(9) million and $67 million for 2001, 2000 and 1999, respectively, while the effective tax rate was 12.7 percent, (8.9) percent, and 20.8 percent for the same periods.

The statutory net underwriting losses in each of the past three years served to further reduce the Company's tax expense. The differences in income tax expense and the effective tax rate during the period were primarily the Company's tax-exempt interest and dividends received exclusion. The 1999 tax rate was consistent with historical experience, and management anticipates that the effective tax rate will approximate that level if the Company achieves its performance objectives.

INVESTMENT OPERATIONS

The market value of the Company's investments was $11.571 billion and $11.316 billion at year-end 2001 and 2000, respectively. These investments made up 82.9 percent of the Company's $13.959 billion assets at year-end 2001 compared with 85.2 percent at year-end 2000.

The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-range insurance obligations through the purchase and maintenance of medium-risk fixed-maturity bonds and equity securities. The Company's investment decisions on an individual insurance company basis are influenced by insurance regulatory and statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed-maturity or equity securities. Such securities are evaluated prior to purchase based on yield and risk. Investments are primarily publicly-traded securities, classified as available-for-sale in the accompanying financial statements. Changes in the fair value of these securities are reported in other comprehensive income, net of tax.

The Company invests in convertible bonds and convertible preferred stocks. The Company believes the conversion features enhance the overall value of the security when purchased. Management does not believe that investments in convertible securities (market value of $442 million at December 31, 2001) pose any significant risk to the Company or its portfolio due to the relatively high quality of the securities. Consequently, management intends to continue to invest in convertible securities in the future.

Information regarding the composition of investments, together with maturity data regarding investments in fixed maturity obligations, is included in the Notes to Consolidated Financial Statements.

Investment Income

Pre-tax investment income reached a new record of $421 million in 2001; however, reflecting the lower interest rate environment, the growth rate for investment income slowed to 2.8 percent, compared with 6.0 percent in 2000, excluding interest income recorded from the BOLI policy, and 5.1 percent in 1999. The growth was primarily the result of investing the cash flows from operating activities and dividend increases from equity securities in the investment portfolio. In 2001, 26 of the 44 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $18 million to gross investment earnings on an annualized basis.

Investment income was affected over the past three years by decreased cash available for the investment portfolio due to the repurchase of the Company's common stock and the reinvestment of called or redeemed bonds at lower interest rates.

Net Capital Losses

The Company reported a net capital loss of $17 million in 2001 following net capital losses of $2 million in 2000 and less than $1 million in 1999.

Included in the 2001 loss were asset impairments of $47 million related to non-investment grade corporate bonds, recognized because management viewed the declines as "other than temporary." (See Asset Impairment discussion in Significant Accounting Policies on Page 32 for factors considered by management.) During 2001 the corporate bond market experienced the highest default rates since 1990-1991. The Company is taking an aggressive approach, selling or writing down issues for management believes it may not be able to recoup lost value.

In addition, the Company adopted SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities" on January 1, 2001. Convertible securities (both fixed maturities and preferred stocks) have been divided between the host contract and the derivative financial instrument according to SFAS No. 133 for valuation purposes. The host contract continues to be accounted for as an available-for-sale security and the conversion feature has been marked to market and the related change in value recorded as net capital gains (losses). Prior to the adoption of SFAS No. 133, these changes in value affected only the Company's balance sheet. The impact in 2001 was a $9 million net capital gain, before tax. Net capital gains (losses) in prior years were not affected by SFAS No. 133.

Market Risk

Market risk is the risk that the Company's portfolio may incur losses due to changes in price for equity securities and changes in interest rates and credit ratings for fixed-maturity securities. Actively managing market risk is integral to the Company's operations. The Company may change the character of future investments purchased or sold or alter the existing asset portfolios to manage exposure to market risk within defined tolerance ranges.

The Company administers and oversees the investment risk management process primarily through the Investment Committee of the Board of Directors, which provides executive oversight of investment activities. The Company has specific guidelines and policies that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. These guidelines are applied daily by investment portfolio managers.

Exposure to Changes in Price for Equity Securities

Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular equity investment or group of equity investments. At year-end 2001 and 2000, investments totaling approximately $8.495 billion and $8.526 billion ($2.174 billion and $2.068 billion at cost) of the Company's $11.571 billion and $11.316 billion investment portfolio related to equity securities.

The equity emphasis is on common stocks with an annual dividend yield of approximately 1.5 percent to 3 percent and with annual dividend increases. The Company's portfolio of equity investments had an average dividend yield-to-cost of 9.4 percent at December 31, 2001. Management's strategy in equity investments includes identifying, for the core of the investment portfolio, approximately 10 to 15 companies, in which the Company can accumulate 5 percent to 10 percent of their common stock.

While the Company's financial position would be impacted by changes in the market valuation of these investments, in 2001, the Company's equity portfolio outperformed the Standard & Poor's (S&P) 500 Index, a common measure of market performance, gaining 0.7 percent vs. a decline of 11.9 percent for the Index. Over the past five years, the portfolio performed similarly, with an average annual return of 20.2 percent compared with a 10.7 percent rate for the S&P 500 Index. While past performance cannot guarantee future returns, management believes the Company's investment style – focused on companies that pay and increase dividends to shareholders – offers some protection in down markets. A prolonged downturn in the stocks of financial institutions would make future comparisons with the S&P 500 Index more difficult.

At December 31, 2001, the Company held six individual equity investments that accounted for approximately 90 percent of the after-tax net unrealized appreciation of the entire investment portfolio. The Company's largest equity holding is Fifth Third Bancorp (Nasdaq:FITB) common stock, of which the Company held 72.8 million shares at a cost of $283 million at December 31, 2001. The market value of the Company's Fifth Third Bancorp position was $4.464 billion at year-end 2001, or 53 percent of its total equity portfolio. The after-tax unrealized gain represented by the Company's Fifth Third Bancorp position was

$2.717 billion, or 66 percent of the Company's total after-tax unrealized gains at year-end 2001. The Fifth Third Bancorp position represented $16.80 of the Company's total book value of $37.07 per share at year-end 2001. If Fifth Third Bancorp's common stock were to decline by 20 percent from its closing price of $61.33 at year-end 2001, the impact on CFC would be an $893 million reduction in assets and a $580 million reduction in after-tax unrealized gains. This would reduce shareholders' equity by 10 percent and book value by $3.59 per share.

Exposure to Changes in Interest Rates and Credit Ratings for Fixed-Maturity Securities

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's exposure to interest rates through investing activities. The Company invests substantial funds in interest-sensitive assets and also has certain interest-sensitive liabilities. Credit rating risk is the risk that the Company will incur economic losses due to credit downgrades by Moody's Investors Service and/or Standard & Poor's. At year-end 2001 and 2000, investments totaling approximately $3.010 billion and $2.721 billion ($3.012 billion and $2.803 billion at amortized cost) of the Company's $11.571 billion and $11.316 billion investment portfolio related to fixed-maturity securities.

Interest rate risk is lessened through the maturity structure of the fixed-income portfolio. At December 31, 2001, the Company's portfolio of fixed-maturity securities had a weighted average yield-to-cost of 7.8 percent, a weighted average maturity of 9.8 years and a weighted average modified duration of 6.1 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria.

By maintaining a well diversified, fixed-income portfolio, the Company attempts to mitigate overall credit risk. No individual fixed-income issuer's securities account for more than 1.7 percent of the fixed-income portfolio.

Historically, municipal bonds have been attractive due to their tax-exempt status. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. The Company maintains a diversified portfolio of municipal bonds. While no single municipal issuer accounts for more than 1 percent of the tax-exempt bond portfolio, concentrations within individual states can be high. Holdings in the top five states account for 63 percent of the municipal portfolio.

Because of alternative minimum tax matters, the Company uses a blend of tax-exempt and taxable fixed-maturity securities. Tax-exempt bonds comprised 9 percent of invested assets as of December 31, 2001, unchanged from year-end 2000.

At year-end 2001 and 2000, approximately $1.240 billion and $1.079 billion ($1.208 billion and $1.067 billion at amortized cost) of the investment portfolio was related to corporate bonds rated as investment grade. Bonds with a Moody's rating at or above Baa are considered investment grade. A majority of the bonds not rated by Moody's are investment grade for statutory purposes and are related to small, tax-exempt bond issues.

The breakdown of the Company's fixed-income portfolio based on Moody's ratings is as follows:

Moody's Rating	Market Value (dollars in millions)	Percent of Total
Aaa, Aa, A	$ 966	32.1%
Baa	788	26.2
Ba	399	13.3
B	308	10.2
Caa	67	2.2
Ca, C	7	0.2
Not rated	475	15.8
Total	$3,010	100.0%

At year-end 2001 and 2000, approximately $652 million and $585 million ($718 million and $706 million at amortized cost) of the investment portfolio were corporate bonds rated as non-investment grade. Such investments tend to have higher yields and are inherently more risky and illiquid since the risk of default by the issuer, as exhibited by rating, is higher. Historically, they have benefited the Company's results of operations and in general are less sensitive to interest rate fluctuations. Many have been upgraded to investment grade while owned. In 2001, however, the Company recorded losses in its non-investment grade bond portfolio due to deteriorating economic conditions and tightening credit standards. The Company continues to closely monitor this class of investments.

While interest rates for U.S. treasuries traded at or close to their lowest level of the past 20 years, the corporate bond market saw a greater deviation in 2001. Companies with pristine balance sheets and no perceived risk of accounting irregularities followed the treasury market with the lowering of yields. Any company with known or perceived credit or liquidity concerns saw its borrowing cost (interest rate) increase dramatically.

The Company currently is developing financial planning models to further incorporate other analytical tools in assessing market risks. Management believes the new models will improve the Company's ability to measure the impact on bond values of changes in interest rates. Understanding the impact of interest rate changes should allow for a better matching of the Company's assets and liabilities.

Outlook

Management is targeting continued growth in excess of the industry average. In 2002, industry analysts are projecting 10.4 percent net written premium growth for the property casualty insurance market. The Company's further objectives are to return to historic profitability levels in its insurance segments and to maintain above industry-average investment income growth.

Property Casualty Insurance Operations

Factors that contribute to the positive outlook for total premium growth include the growing strength of the commercial insurance marketplace, the Company's strong competitive position and its reputation among independent insurance agencies and management's belief that the Company can achieve additional market penetration in states in which it currently operates.

Management has concluded, however, that the higher-than-historic levels of severity, an industry-wide phenomenon, is a permanent shift; and that underwriting and pricing must be adjusted appropriately. The re-underwriting efforts begun in 2000 and 2001 have begun to address that issue. In this context, over the course of 2002, management anticipates improvement in the statutory combined ratio from the 103.6 percent reported for 2001.

Management has targeted a return to its five-year (1995-99) average statutory and GAAP combined ratio of 101.3 percent, including policyholder dividends. Assuming a normal level of catastrophes, management believes it could reach that level by the end of 2002. Industry analysts are projecting a 107.5 percent statutory combined ratio for the property casualty insurance industry in 2002.

To obtain reinsurance coverage in 2002, the Company is paying rates substantially higher than in 2001. Management anticipates the impact of the higher reinsurance rates on 2002 earnings per share will be approximately 12 cents, after tax.

Investment Operations

Management believes that with the resumption of a favorable pricing environment and continued growth in new business, strong cash flow from insurance operations should contribute to continued above industry-average investment income growth. With market sentiment indicating an economic recovery in 2002, the Company's value-driven focus on income-generating securities of growing businesses should help it reach its goal.

Continued weakness in the economy, however, could keep many non-investment grade securities under pressure. Similar to many financial institutions, the Company has and will continue to tighten its standards to adjust for credit risk. Currently, CFC sees convertible securities and investment-grade fixed maturities offering the best risk-adjusted returns. CFC will continue to invest in common stocks of companies with good management teams that have growth in earnings, revenues and dividends.

Liquidity and Capital Resources

Cash Flow

(dollars in millions)	2001	2000	1999
Net cash provided by operating activities	$ 540	$ 370	$ 697
Net cash used in investing activities	(359)	(513)	(205)
Net cash used in financing activities	(148)	(136)	(211)
Net increase (decrease) in cash	$ 33	$(279)	$ 281
Cash at beginning of year	60	339	58
Cash at end of year	$ 93	$ 60	$ 339
Supplemental:			
Interest paid	$ 41	$ 40	$ 32
Income taxes paid	9	33	55

Cash flow from operations was sufficient to meet operating needs in 2001, 2000 and 1999, with short-term borrowings utilized for financing activities. Management expects operating cash flow will continue to be CFC's primary source of funds because no substantial changes are anticipated in the Company's mix of business.

In 2001, cash flow from operations rose $170 million over 2000, primarily because of growth in insurance operations and the improved operating results. The higher level of premiums in 2001 resulted in a $140 million increase in unearned premiums.

While reinsurance receivables rose in 2001 by $300 million primarily due to a $286 million receivable from the Company's participation in a United States Aircraft Insurance Group (USAIG) insurance pool, this was mostly offset by a $315 million increase in the related loss and loss expense reserves.

The primary reason for the decline in cash flow from operations between 2000 and 1999 was the 1999 year-end sale of the BOLI policy, which added $303 million to 1999 results, combined with larger underwriting losses in 2000.

Management is aware that future liquidity could be impacted by disasters that are in excess of catastrophe treaties, which provide coverage for gross losses up to $200 million. The Company has no significant exposure to assumed reinsurance, which accounted for no more than 2.3 percent of net premiums in each of the last three years and is expected to remain at this level. In 2002, however, the change in the Company's ceded reinsurance agreements will result in higher ceded premiums and higher retention by the Company, which will increase incurred losses.

The higher level of available cash in 2001 was used primarily for investing activities. Net cash used in investing activities declined by $154 million in 2001, after rising by $308 million in 2000 as the $303 million from the sale of the BOLI policy in 1999 was invested primarily in fixed-maturity securities. During 2000 and 1999, a large number of the Company's fixed-maturity investments were called by the issuers. The overall decline in interest rates in 2001 substantially reduced the number of bond calls.

Net cash used in financing activities rose $12 million in 2001 after declining by $75 million in 2000. The modest increase in 2001 primarily reflected the higher level of dividends paid during the year and a $39 million decrease in short-term borrowing due to a lower level of stock repurchase. The decline in 2000 was primarily due to the $150 million reduction in cash used to purchase treasury shares from the unusually high level in 1999. Over the three-year period, the increase in notes payable declined steadily due to the reduced level of borrowing for treasury share purchases.

LIABILITIES

At December 31, 2001, total long- and short-term debt was 4.4 percent and insurance reserves were 25.8 percent of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes, declared but unpaid dividends and other liabilities.

Debt

At December 31, 2001, and December 31, 2000, long-term debt consisted of $426 million and $449 million, respectively, of convertible and senior debentures, neither of which is encumbered by rating triggers.

Notes payable, primarily short-term debt through two bank lines of credit, used to enhance liquidity and provide working capital, increased to $183 million in 2001 from $170 million in 2000 and $118 million in 1999. Management has used short-term debt for purchase of treasury shares and other purposes. At December 31, 2001, the Company had $92 million of available borrowing capacity on its $175 million and $100 million lines of credit.

There are two financial covenants for the Company's $175 million line of credit. First, consolidated net worth on the last day of each fiscal quarter shall not be less than $5.0 billion or $4.5 billion if such reduction in consolidated net worth is due solely to unrealized losses in the Company's portfolio of debt and equity investments; at year-end 2001, the Company's consolidated net worth was $6.0 billion. Second, the Company's consolidated ratio of indebtedness for borrowed money to net worth, at any time during each fiscal quarter, shall not exceed the ratio of 0.25-to-1.00; as of year-end 2001, the ratio of indebtedness to net worth was 0.10-to-1.00. The Company's $100 million line of credit has no financial covenants.

During the second quarter of 2001, CFC Investment Company entered into an interest rate swap as a cash hedge of variable interest payments for certain variable-rate debt obligations ($31 million notional amount). Under this interest rate swap contract, the Company agreed to pay a fixed rate of interest for a seven-year period. The contract is considered to be a hedge against changes in the amount of future cash flows associated with the related interest payments. Accordingly, the related unrealized gain or loss on this contract is a component of comprehensive income. The interest swap contract is reflected at fair value in the Company's balance sheet. The unrealized loss at December 31, 2001 was insignificant. The net effect of this transaction was to fix the interest cost on the short-term loan.

The Company has no off-balance sheet arrangements.

Ratings

Insurers are rated on their financial strength and claims-paying ability to provide consumers with comparative information in the insurance industry. Among other factors, the ratings focus on items such as results of operations, capital resources and minimum policyholders' surplus requirements as well as qualitative analysis.

In 2001, Standard & Poor's changed their rating of the Company's senior debentures to A+ Strong from AA- Very Strong and their ratings of the Company's insurance subsidiaries to AA- Very Strong from AA+ Very Strong. Their decision reflected their outlook for the overall insurance industry, and, within that context, the Company.

Other leading rating firms have maintained their ratings of the Company; A. M. Best, the leading insurance company rating firm, awards CFC's property casualty companies the A++ Superior rating, assigned to less than 3 percent of insurer groups. A.M. Best awards Cincinnati Life the A+ Superior rating. Moody's has maintained an A2 rating on the corporate debentures and an Aa3 ratings of the property casualty companies.

The Company believes its financial position is strong; however, the rating agencies could decide to lower its ratings in the future. The following table summarizes the Company's current debt and financial strength ratings:

	A.M Best	S&P	Moody's
Cincinnati Financial Corporation			
Convertible Senior Debentures	aa	A+	A2
Senior Debentures	aa	A+	A2
The Cincinnati Insurance Companies			
Property Casualty Group (and each subsidiary)	A++	AA-	Aa3
Cincinnati Life	A+	AA-	—

DIVIDENDS

CFC has increased cash dividends to shareholders for 41 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 2002, the Board of Directors authorized a 6 percent increase in the regular quarterly dividend to an indicated annual rate of 89 cents. In February 2001, the Board authorized a 10.5 percent increase; and in February 2000, an 11.8 percent increase. Over the past 10 years, the Company has paid an average of 35 percent to 40 percent of net income as dividends, with the remaining 60 percent to 65 percent reinvested for future growth. The ability of the Company to continue paying cash dividends is subject to factors as the Board of Directors may deem relevant.

Since 1992, the Company's Board also has authorized four stock splits or stock dividends: a three-for-one stock split in 1998; a 5 percent stock dividend in 1996; a 5 percent stock dividend in

1995; and, a three-for-one stock split in 1992. After the stock split in 1998, a shareholder who purchased one Cincinnati Insurance share before 1957 would own 1,947 CFC shares if all shares from accrued stock dividends and splits were held and cash dividends not reinvested.

Common Stock Repurchase

The CFC Board of Directors believes that stock repurchases can help fulfill the Company's commitment to enhancing shareholder value. Consequently, the Company's Board of Directors has authorized the repurchase of outstanding shares.

At December 31, 2001, 7.9 million shares remained authorized for repurchase at any time in the future. The Company has purchased 1.2 million shares at a cost of $46 million, 2.1 million shares at a cost of $66 million and 6.1 million shares at a cost of $217 million during the years ended December 31, 2001, 2000 and 1999, respectively. Shares repurchased total 13.0 million at a total cost to the Company of $423 million, since the inception of the share repurchase program in 1996.

Shareholders' Equity

At year-end 2001, total shareholders' equity was 43.0 percent of total assets.

(dollars in millions)	2001	2000	1999
Common stock, paid-in capital less treasury stock	$ 207	$ 219	$ 267
Retained earnings	1,678	1,620	1,624
Accumulated other comprehensive income	4,113	4,156	3,530
Total shareholders' equity	$5,998	$5,995	$5,421

As a long-term investor, the Company has followed a buy-and-hold strategy for more than 40 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $6.321 billion and $6.458 billion at year-end 2001 and 2000, respectively. It constituted 54.6 percent of the total investment portfolio; 74.4 percent of the equity investment portfolio; and, after deferred income taxes, 68.5 percent of total shareholders' equity at year-end 2001. The unrealized appreciation is primarily due to the Company's holdings in Fifth Third Bancorp and Alltel Corporation (NYSE:AT) common stock.

Other Items

Reinsurance

The Company has finalized new property casualty catastrophe reinsurance treaty and new property and casualty working reinsurance treaties with reinsurers that have written the Company's treaties for more than 10 years. Under the new programs, 2002 ceded premiums are estimated to be $86 million, compared with $68 million in 2001 and $47 million in 2000. The Company received no ceding commissions in 1999 or 2000, nor will it receive any in 2002. The Company received $9 million in ceding commissions in 2001.

Under the new property catastrophe reinsurance treaty, the Company will retain the first $25 million of losses, 40 percent of losses from $25 million to $45 million and 5 percent of losses from $45 million to $200 million. The Company has the financial ability to absorb catastrophe losses at that level, and the revised reinsurance agreement is a means of balancing reinsurance costs and risks. Previously, the Company retained the first $25 million of property catastrophe losses and 5 percent of losses from $25 million up to $200 million.

Under the new 2002 property working treaty, the Company retains 100 percent of the first $2 million in losses and 20 percent of the next $3 million up to $5 million. Losses in excess of $5 million are covered at 100 percent up to $25 million. In 2001 and 2000, the Company retained 100 percent of the first $2 million in losses, and losses in excess of $2 million were covered at 100 percent up to $25 million. Under the new 2002 casualty working treaty, the Company retains 100 percent of the first $2 million in losses and 40 percent of the next $2 million, up to $4 million. Losses in excess of $4 million are covered at 100 percent up to $25 million. In 2001 and 2000, the Company retained 100 percent of the first $2 million in losses and 20 percent of the next $2 million up to $4 million. Losses in excess of $4 million were covered at 100 percent up to $25 million.

The Company's reinsurance programs will include terrorism coverages with certain limitations. On commercial risks over $50 million in exposures, however, the Company will need to purchase separate coverage or assume the risk of the loss. Risks already insured by the Company are grandfathered in with terrorism coverage.

USAIG Pool Participation

CFC, through The Cincinnati Insurance Company, participates in USAIG, a joint underwriting association of individual insurance companies that collectively function as a worldwide insurance market for all types of aviation and aerospace accounts. Member participation is renewed annually and each member's share of premiums, losses, expenses and profits is in proportion to their contracted participation level. Each member company of USAIG must adhere to financial rating, statutory surplus and security agreement requirements. The member companies are required to fund a trust account at a depository bank to meet 100 percent of their respective net liabilities.

USAIG has a reinsurance program for its members. Companies participating in the USAIG reinsurance program are all rated A or higher by A.M. Best. Reinsurance recoverables on behalf of unauthorized reinsurers participating in the pool are backed by Letters of Credit and trust funds from these reinsurers.

The pool has two governing committees to which each member company may appoint a representative. The General Policy Committee meets periodically to review, among other things, reinsurance credit exposure, trends in the reinsurance marketplace and to evaluate exceptions to the approved reinsurer list that may arise. The Advisory Council, which includes all member companies, meets annually.

The managers of USAIG issue policies in the name of one or more of the member companies. All business written in The Cincinnati Insurance Company name is treated in the Company's accounts as direct premium and losses and is then ceded to USAIG. For the years ended December 31, 2001, 2000 and 1999, direct business earned and then ceded was $57 million, $39 million and $27 million, while direct losses and LAE incurred and then ceded were $314 million, $7 million and $14 million, respectively. The Company then assumed its contracted share of the pool's operating results. CFC's participation share for policy years 2001, 2000 and 1999 was 10 percent, resulting in USAIG-related underwriting losses of $3 million, $2 million and $2 million for the years ending December 31, 2001, 2000 and 1999, respectively. The 2001 underwriting loss included $4 million related to the events of September 11, 2001, and the American Airlines flight 587 accident in Queens, New York in November 2001.

Since The Cincinnati Insurance Company was named as the designated insurer for American Airlines policy year 2000 business, the gross losses and recoverables resulting from all American Airlines accidents were recorded on its 2001 financial statements. Management expects to recover 100 percent of the reinsurance recoverables associated with these accidents.

SIGNIFICANT ACCOUNTING POLICIES

Property Casualty Insurance Loss Reserves

As discussed in the Notes to the Consolidated Financial Statements, management establishes the Company's liabilities for insurance reserves, including adjustments of estimates, based upon Company experience and information from internal analysis. Though uncertainty always exists as to the adequacy of established reserves, management believes this uncertainty is mitigated by the historic stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods. Reserves for environmental claims have been reviewed, and the Company believes these reserves are adequate at this time. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most of the Company's commercial accounts were written with post-date coverages that afford clean-up costs and Superfund responses.

The Company monitors trends in the industry, relevant court cases, current legislative activity and other current events in an effort to ascertain new or additional exposures to loss. For example, the $110 million IBNR reserve, net of reinsurance, established in 2000 for past uninsured and underinsured motorist losses incurred but not yet reported, was the result of two Ohio Supreme Court decisions. The court rulings affected all auto insurers in the state, and Cincinnati acted conservatively to clear the way for long-term performance improvements benefiting shareholders and policyholders. Prior to the establishment of the reserve, the Company incurred losses in 2000 and 1999 of $28 million and $12 million, respectively, related to these uninsured motorist claims. In 2001, the Company identified $54 million of case reserves for these exposures, leaving $56 million of IBNR. Management believes that the remaining reserves are adequate for losses incurred, but not yet reported.

Insurance loss reserves are affected directly by management's reserving philosophy. The Company's claims management team has an average of 23 years of experience in the industry and 20 years of experience with the Company. The Company's outside actuary provides management with an opinion regarding the acceptable range for adequate reserves based on generally accepted actuarial guidelines. Historically, the Company has established adequate reserves, falling in the upper half of the actuary's recommended range. However, if the Company were slow to recognize and respond to unusual claim and loss patterns, such as those caused by the risk factors cited in the Company's safe harbor statement, it could lead to a rise in IBNR due to the expectation of higher losses. Higher IBNR would lead to a higher loss and LAE ratio; each percentage point increase in the loss and LAE ratio would reduce operating income by $21 million, pre-tax (based on 2001 net earned premiums). Adjustments to prior years could be material.

Life Insurance Policy Reserves

Policy reserves for traditional life insurance policies are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings. Management uses standard mortality rates for its policies and conservative withdrawal rates. Estimates of future earnings are based on long-term interest rates that range from 3 percent to 7 percent.

Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves. Interest rates on approximately $471 million of such reserves are periodically adjusted based upon market conditions. Assuming a 1 percent increase or decrease in each of the assumed rates, the effect on these policy reserves would range from an increase of $5 million to a decrease of $5 million, respectively.

Asset Impairment

The Company's Asset Impairment Committee continually monitors investments and other assets that have fair values that are less than carrying amounts for signs of other-than-temporary impairment. Factors such as the amount and timing of declines in fair values, the significance of the declines, the length of time (six to nine months) of the declines, duration of fixed-maturity securities, and interest payment defaults, among others, are considered when determining investment impairment. Invested assets and property and equipment are monitored for signs of impairment such as significant decreases in market value of assets, changes in legal factors or in the business climate, an accumulation of costs in excess of the amount originally expected to acquire or construct an asset, or other such factors indicating that the carrying amount may not be recoverable.

Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available-for-sale and recorded at fair value in the financial statements.

Unrealized gains and losses on investments held as available for sale, net of taxes, are included in shareholders' equity as accumulated other comprehensive income. Other-than-temporary declines in the fair value of investments are recognized in earnings when facts and circumstances indicate such write-downs are warranted.

During the years ended December 31, 2001, 2000 and 1999, the Company had realized losses amounting to $105 million, $118 million and $70 million, which compared with realized gains of $80 million, $116 million and $69 million, respectively. At December 31, 2001, there were unrealized losses in the investment portfolio amounting to approximately $83 million and unrealized gains of $4.190 billion, net of tax. Given current market conditions, the Company could record additional other-than-temporary impairments during 2002.

Recent Accounting Pronouncements

See Note 1 of the Notes to the Consolidated Financial Statements for a description of recently issued accounting pronouncements. The impact of adopting new accounting pronouncements will not materially affect the Company's financial condition or results of operations.

Related-Party Transactions

Related-party transactions are covered in detail in the Company's Proxy Statement dated March 8, 2002. The related-party transactions consist primarily of commissions paid to agents of the Company who also are directors of the Company or its subsidiaries. In total, these commissions represented less than 4 percent of the commissions paid by the Company's insurance subsidiaries in 2001.

Selected Quarterly Financial Data (Unaudited)

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions except per share data)

Financial data for each quarter in the two years ended December 31:

	2001				
Quarter	1st	2nd	3rd	4th	Full Year
Revenues	$ 618	$ 645	$ 644	$ 654	$2,561
Income before income taxes	97	51	34	39	221
Net income	72	49	36	36	193
Net income per common share (basic)	.45	.30	.22	.23	1.20
Net income per common share (diluted)	.44	.30	.22	.22	1.19

	2000				
Quarter	1st	2nd	3rd	4th	Full Year
Revenues	$ 571	$ 579	$ 600	$ 581	$2,331
Income before income taxes	104	97	(9)*	(83)	109*
Net income	79	75	6*	(41)	118*
Net income per common share (basic)	.49	.46	.03*	(.26)	.74*
Net income per common share (diluted)	.48	.45	.03*	(.26)	.73*

Note: The sum of the quarterly reported amounts may not equal the full year as each is computed independently.

*Third-quarter and full-year 2000 results include a one-time net charge for asset impairment of $39 million, before tax; $25 million, or 16 cents per share, net of tax.

Responsibility for Financial Statements

The accompanying financial statements of Cincinnati Financial Corporation and subsidiaries for the year ended December 31, 2001 were prepared by management in conformity with accounting principles generally accepted in the United States of America.

The management of the Company is responsible for the integrity and objectivity of the financial statements, which are presented on an accrual basis of accounting and include amounts based upon management's best estimates and judgment. Other financial information in the Annual Report is consistent with that in the financial statements. The accounting plan and related system of internal controls are designed to assure that the books and records reflect the transactions of the Company in accordance with established policies and procedures as implemented by qualified personnel.

The Board of Directors has established an Audit Committee composed of outside directors who are believed to be free from any relationships that could interfere with the exercise of independent judgment as Audit Committee members.

The Audit Committee meets periodically with management, the independent auditors and the internal auditor to make inquiries as to the manner in which the responsibilities of each are being discharged and reports thereon to the Board of Directors. In addition, the Audit Committee recommends to the Board of Directors the annual appointment of the independent auditors with whom the Audit Committee reviews the scope of the audit assignment, adequacy of internal controls and internal audit procedures.

Deloitte & Touche LLP, independent auditors, have audited the financial statements of Cincinnati Financial Corporation and subsidiaries for the year ended December 31, 2001, and their report is included herein. The auditors meet with members of the Audit Committee of the Board of Directors to discuss the results of their examination and are afforded the opportunity to present their opinions in the absence of management personnel with respect to the adequacy of internal controls and the quality of financial reporting of the Company.

Independent Auditors' Report

Deloitte
& Touche

To the Shareholders and Board of Directors of Cincinnati Financial Corporation:

We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Cincinnati, Ohio
February 6, 2002

Consolidated Balance Sheets

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions except per share data)

	December 31, 2001	December 31, 2000
Assets		
Investments		
Fixed maturities, at fair value (amortized cost: 2001–$3,012; 2000–$2,803)	$ 3,010	$ 2,721
Equity securities, at fair value (cost: 2001–$2,174; 2000–$2,068)	8,495	8,526
Other invested assets	66	69
Cash	93	60
Investment income receivable	93	86
Finance receivable	27	31
Premiums receivable	732	652
Reinsurance receivable	515	215
Prepaid reinsurance premium	28	15
Deferred policy acquisition costs	286	259
Property and equipment, net, for Company use (accumulated depreciation: 2001-$135; 2000-$124)	125	122
Other assets	99	173
Separate accounts	390	358
Total assets	$13,959	$13,287
Liabilities		
Insurance reserves		
Losses and loss expenses	$ 2,932	$ 2,473
Life policy reserves	674	605
Unearned premium	1,062	922
Other liabilities	293	257
Deferred income tax	2,001	2,058
Notes payable	183	170
6.9% senior debenture due 2028	420	420
5.5% convertible senior debenture due 2002	6	29
Separate accounts	390	358
Total liabilities	7,961	7,292
Shareholders' Equity		
Common stock, par value–$2 per share; authorized 200 million shares; issued: 2001–175 million shares; 2000–173 million shares	350	346
Paid-in capital	284	254
Retained earnings	1,678	1,620
Accumulated other comprehensive income–unrealized gains on investments and derivatives	4,113	4,156
	6,425	6,376
Less treasury stock at cost (2001–13 million shares; 2000–12 million shares)	(427)	(381)
Total shareholders' equity	5,998	5,995
Total liabilities and shareholders' equity	$13,959	$13,287

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF INCOME

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions except per share data)

	Years Ended December 31,		
	2001	2000	1999
REVENUES			
Net earned premiums			
Property casualty	$2,071	$1,827	$1,657
Life	77	77	66
Accident health	4	3	9
Net earned premiums	2,152	1,907	1,732
Net investment income	421	415	387
Realized losses on investments	(25)	(2)	(1)
Other income	13	11	10
Total revenues	2,561	2,331	2,128
BENEFITS AND EXPENSES			
Insurance losses and policyholder benefits	1,663	1,581	1,254
Commissions	392	351	316
Other operating expenses	184	172	152
Taxes, licenses and fees	72	56	60
Increase in deferred policy acquisition costs	(27)	(33)	(17)
Interest expense	39	37	33
Other expenses	17	19	8
Asset impairment–software written off	–	39	–
Total benefits and expenses	2,340	2,222	1,806
INCOME BEFORE INCOME TAXES	221	109	322
PROVISION (BENEFIT) FOR INCOME TAXES			
Current	62	(11)	77
Deferred	(34)	2	(10)
Total provision (benefit) for income taxes	28	(9)	67
NET INCOME	$ 193	$ 118	$ 255
PER COMMON SHARE			
Net income (basic)	$ 1.20	$ .74	$ 1.55
Net income (diluted)	$ 1.19	$ .73	$ 1.52

Accompanying notes are an integral part of this statement.

Consolidated Statements of Shareholders' Equity

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions)

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 31, 1998	$ 341	$ (97)	$ 218	$1,481	$3,678	$5,621
Net income				255		255
Change in accumulated other comprehensive income, net					(148)	(148)
Comprehensive income						107
Dividends declared				(112)		(112)
Purchase/issuance of treasury shares		(217)				(217)
Stock options exercised	1		6			7
Conversion of debentures	2		13			15
Balance, December 31, 1999	344	(314)	237	1,624	3,530	5,421
Net income				118		118
Change in accumulated other comprehensive income, net					626	626
Comprehensive income						744
Dividends declared				(122)		(122)
Purchase/issuance of treasury shares		(67)				(67)
Stock options exercised	1		10			11
Conversion of debentures	1		7			8
Balance, December 31, 2000	346	(381)	254	1,620	4,156	5,995
Net income				193		193
Change in accumulated other comprehensive income, net					(43)	(43)
Comprehensive income						150
Dividends declared				(135)		(135)
Purchase/issuance of treasury shares		(46)				(46)
Stock options exercised	1		10			11
Conversion of debentures	3		20			23
Balance, December 31, 2001	$ 350	$ (427)	$ 284	$1,678	$4,113	$5,998

Accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cincinnati Financial Corporation and Subsidiaries

(dollars in millions)

	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 193	$ 118	$ 255
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25	18	16
Realized loss on investments	25	2	1
Asset impairment-software written off	–	39	–
Interest credited to contract holders	19	24	20
Changes in:			
Investment income receivable	(7)	(11)	(3)
Premiums and reinsurance receivable	(399)	(153)	(65)
Deferred policy acquisition costs	(27)	(33)	(17)
Other assets	37	(72)	2
Loss and loss expense reserves	459	319	99
Life policy reserves	44	42	316
Unearned premiums	140	85	47
Other liabilities	22	53	15
Current income tax	43	(63)	21
Deferred income tax	(34)	2	(10)
Net cash provided by operating activities	540	370	697
Cash flows from investing activities:			
Sale of fixed maturities investments	35	4	62
Call or maturity of fixed maturities investments	218	302	316
Sale of equity securities investments	223	294	197
Collection of finance receivables	16	15	16
Purchase of fixed maturities investments	(531)	(796)	(423)
Purchase of equity securities investments	(295)	(272)	(246)
Investment in property and equipment	(15)	(44)	(102)
Investment in finance receivables	(12)	(13)	(17)
Investment in other invested assets	2	(3)	(8)
Net cash used in investing activities	(359)	(513)	(205)
Cash flows from financing activities:			
Payment of cash dividends to shareholders	(132)	(119)	(110)
Purchase/issuance of treasury shares	(44)	(67)	(217)
Increase in notes payable	13	52	118
Proceeds from stock options exercised	9	11	7
Contract holder funds deposited	24	19	19
Contract holder funds withdrawn	(18)	(32)	(28)
Net cash used in provided by financing activities	(148)	(136)	(211)
Net increase (decrease) in cash	33	(279)	281
Cash at beginning of year	60	339	58
Cash at end of year	$ 93	$ 60	$ 339
Supplemental disclosures of cash flow information:			
Interest paid	$ 41	$ 40	$ 32
Income taxes paid	9	33	55
Conversion of 5.5% senior debentures to common stock	24	7	15
Conversion of fixed maturity to equity security investments	51	12	83

Supplemental disclosure of noncash activity - During 2000, the Company established a separate account. This resulted in a noncash transfer to the separate account of the following: $301 from investments, $308 from life policy reserves, $11 from cash, $8 from accounts receivable/payable securities, $5 from investment income receivable and $1 from other liabilities.

Accompanying notes are an integral part of this statement.

All dollar amounts in millions, except share data, unless otherwise stated.

1. Summary of Significant Accounting Policies

Nature of Operations – Cincinnati Financial Corporation (Company), through four insurance subsidiaries, sells insurance, primarily in the Midwest and Southeast regions of the United States of America through a network of local independent agents. Insurance products include fire, automobile, casualty, bonds and all related forms of property casualty insurance as well as life insurance, long term care, disability income policies and annuities.

Basis of Presentation – The consolidated financial statements include the accounts of the Company and subsidiaries, each of which is wholly owned, and are presented in conformity with accounting principles generally accepted in the United States of America. All significant inter-company balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property Casualty Insurance – Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are deferred and earned on a pro rata basis over the terms of the policies. The portion of written premiums applicable to the unexpired terms of the policies is recorded as unearned premiums. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims, based upon facts in each claim and the Company's experience with similar claims. The establishment of appropriate reserves, including reserves for catastrophes, is an inherently uncertain process. Reserve estimates are regularly reviewed and updated, using the most current information available. Any resulting adjustments are reflected in current operations.

Life Insurance – Premiums for traditional life insurance and certain life contingent annuities are recognized as secure when due. Policy acquisition costs are deferred and amortized over the premium-paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3 percent to 7 percent.

Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves. Interest rates on approximately $471 and $414 of such reserves at December 31, 2001 and 2000, respectively, are periodically adjusted based upon market conditions.

Accident Health Insurance – Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property casualty insurance discussed above.

Reinsurance – In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance companies and reinsurers. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports received from the ceding companies.

Investments – Fixed maturities (bonds and notes) and equity securities (common and preferred stocks), including embedded derivatives, are classified as available for sale and are stated at fair values. The Company now accounts for the fair value of embedded derivatives separately in its consolidated balance sheets.

Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity in accumulated other comprehensive income. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis, and dividends are recorded at the ex-dividend date.

Derivative Financial Instruments and Hedging Activities – The Company invests in certain financial instruments that contain embedded options, such as convertible debt and convertible preferred stock. The Company also entered into an interest rate swap agreement as a cash flow hedge during 2001 in order to fix an interest rate related to certain of its variable rate debt obligations ($31 notional amount). Upon adoption of Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," as amended, on January 1, 2001, changes in the fair value of the Company's derivative financial instruments and its interest rate swap agreement began to be either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income). Neither the adoption of SFAS No. 133 nor any subsequent changes in fair values of these instruments have had a significant impact on the accompanying consolidated financial statements.

Property and Equipment – Property and equipment is at cost less accumulated depreciation. The Company provides depreciation based on estimated useful lives using straight-line and accelerated methods. Depreciation expense recorded in 2001, 2000 and 1999 was $25, $20 and $18, respectively. The Company reviews property and equipment for impairment whenever events or changes in circumstances, such as significant decreases in market values of assets, changes in legal factors or in the business climate, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct an asset, or other such factors indicate that the carrying amount may not be recoverable.

The Company capitalizes costs related to computer software developed for internal use during the application development stage of software development projects. These costs generally consist of certain external, payroll and payroll-related costs. During 2000, the Company wrote off $39 of previously capitalized costs related to the development of next-generation software to process property casualty policies.

Federal Income Taxes – Deferred income tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred income taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity in accumulated other comprehensive income, and deferred taxes associated with other differences are charged to income.

Separate Accounts – The Company issues variable life contracts with guaranteed minimum returns, the assets and liabilities of which are legally segregated and recorded as assets and liabilities of the separate accounts. Minimum investment returns and account values are guaranteed by the Company and also include death benefits to beneficiaries of the contract holders.

The assets of the separate accounts are carried at fair value. Separate account liabilities primarily represent the contract holders' claims to the related assets and are carried at the fair value of the assets. In the event that the asset value of contract holders' accounts is projected below the value guaranteed by the Company, a liability is established through a charge to the Company's earnings. Investment income and realized capital gains and losses of the separate accounts generally accrue directly to the contract holders and, therefore, are not included in the Company's Consolidated Statements of Income. Revenues and expenses for the Company related to the separate accounts consist of contractual fees, percentages of net realized capital gains and losses, and mortality, surrender and expense risk charges.

Earnings Per Share – Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

Fair Value Disclosures – Fair values for investments in fixed-maturity securities (including redeemable preferred stock and assets held in separate accounts) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.

The fair values for liabilities under investment-type insurance contracts (annuities) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Fair values for short-term notes payable are estimated using interest rates currently available to the Company. Fair values for long-term debentures are based on the quoted market prices for such debentures.

New Accounting Pronouncements – On June 29, 2001, SFAS No. 141 "Business Combinations" was approved by the Financial Accounting Standards Board (FASB). The Company's adoption of SFAS No. 141 on July 1, 2001 had no effect on its consolidated financial statements.

On June 29, 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was approved by the FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company is required to implement SFAS No. 142 on January 1, 2002. The Company does not expect that SFAS No. 142 will have a material effect on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," while retaining the fundamental provisions of Statement No. 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. It also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unsual and Infrequently Occurring Events and Transactions."

The Company does not expect these standards will have a material effect on its consolidated financial statements.

Reclassifications – Certain prior year amounts have been reclassified to conform with current-year classifications.

2. INVESTMENTS

	Years Ended December 31,		
	2001	2000	1999
Investment income summarized by investment category:			
Interest on fixed maturities	$ 226	$ 222	$ 219
Dividends on equity securities	193	186	165
Other investment income	7	11	8
Total	426	419	392
Less investment expenses	5	4	5
Net investment income	$ 421	$ 415	$ 387
Realized (losses) gains on investments summarized by investment category:			
Fixed maturities:			
Gross realized gains	$ 6	$ 8	$ 11
Gross realized losses	(73)	(76)	(49)
Equity securities:			
Gross realized gains	65	108	58
Gross realized losses	(32)	(42)	(21)
Embedded derivatives	9	–	–
Realized losses on investments	$ (25)	$ (2)	$ (1)
Change in unrealized (losses) gains on investments summarized by investment category:			
Fixed maturities	$ 79	$ (7)	$(204)
Equity securities	(145)	969	(23)
Change in unrealized (losses) gains on investments	$ (66)	$ 962	$(227)

Contractual maturity dates for investments in fixed maturity securities as of December 31, 2001:

	Amortized Cost	Fair Value	% of Fair Value
Maturity dates occurring:			
One year or less	$ 168	$ 169	5.6
After one year through five years	720	721	24.0
After five years through ten years	975	958	31.8
After ten years	1,149	1,162	38.6
Total	$3,012	$3,010	100.0

Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2001, investments with a cost of $63 and fair value of $64 were on deposit with various states in compliance with certain regulatory requirements.

Analysis of cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value as of December 31:

2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
States, municipalities and political subdivisions	$1,013	$ 37	$ 8	$1,042
Convertibles and bonds with warrants attached	69	6	4	71
Public utilities	115	3	3	115
United States government and government agencies and authorities	4	1	–	5
All other corporate bonds	1,811	57	91	1,777
Total	$3,012	$ 104	$ 106	$3,010
Equity securities	$2,174	$6,342	$ 21	$8,495
2000				
Fixed maturities:				
States, municipalities and political subdivisions	$ 947	$ 38	$ 2	$ 983
Convertibles and bonds with warrants attached	77	1	10	68
Public utilities	81	3	1	83
United States government and government agencies and authorities	7	–	–	7
All other corporate bonds	1,691	40	151	1,580
Total	$2,803	$ 82	$ 164	$2,721
Equity securities	$2,068	$6,518	$ 60	$8,526

The fair value of the conversion features embedded in convertible securities amounted to $9 at December 31, 2001.

Investments in companies that exceed 10 percent of the Company's shareholders' equity include the following as of December 31:

	2001		2000	
	Cost	Fair Value	Cost	Fair Value
Fifth Third Bancorp common stock	$ 283	$4,464	$ 269	$4,330
Alltel Corporation common stock	$ 119	$ 813	$ 119	$ 823

3. DEFERRED ACQUISITION COSTS

Acquisition costs incurred and capitalized during 2001, 2000 and 1999 amounted to $481, $438 and $382, respectively. Amortization of deferred acquisition costs was $454, $405 and $365 for 2001, 2000 and 1999, respectively.

4. PROPERTY CASUALTY LOSSES AND LOSS EXPENSES

Activity in the reserve for losses and loss expenses is summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Balance at January 1	$2,401	$2,093	$1,978
Less reinsurance receivable	219	161	138
Net balance at January 1	2,182	1,932	1,840
Incurred related to:			
Current year	1,653	1,528	1,304
Prior years	(62)	(20)	(116)
Total incurred	1,591	1,508	1,188
Paid related to:			
Current year	724	667	574
Prior years	697	591	522
Total paid	1,421	1,258	1,096
Net balance at December 31	2,352	2,182	1,932
Plus reinsurance receivable	513	219	161
Balance at December 31	$2,865	$2,401	$2,093

As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $62, $20 and $116 in 2001, 2000 and 1999. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

The reserve for losses and loss expenses in the accompanying balance sheets also includes $67 and $72 at December 31, 2001 and 2000, respectively, for certain life health losses and loss checks payable.

5. LIFE POLICY RESERVES

Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves as of December 31:

	2001	2000
Ordinary/traditional life	$184	$171
Universal life	272	251
Annuities	199	163
Industrial	15	15
Other	4	5
Total	$674	$605

At December 31, 2001 and 2000, the fair value associated with the annuities shown above approximated $213 and $179, respectively.

6. NOTES PAYABLE

The Company and subsidiaries had no compensating balance requirement on debt for either 2001 or 2000. The Company had two lines of credit with commercial banks amounting to $275 in 2001 (expiring in 2002) and $225 in 2000, of which $183 and $170 were in use at December 31, 2001 and 2000. Interest rates charged on such borrowings ranged from 2.32 percent to 7.40 percent during 2001, which resulted in an average interest rate of 5.27 percent. At December 31, 2001, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 4.34 percent.

The Company entered an interest rate swap agreement during 2001, which expires in 7 years, to hedge future cash flows (thereby obtaining a fixed interest rate) related to certain variable rate debt obligations ($31 notional amount). This swap is reflected at fair value in the accompanying balance sheet and the unrealized loss at December 31, 2001, which is insignificant, is a component of comprehensive income. The Company does not expect any significant amounts to be reclassified into earnings as a result of interest rate changes in the next 12 months.

7. SENIOR DEBENTURES

The Company issued $420 of senior debentures due in 2028 in 1998. The convertible senior debentures due in 2002 are convertible by the debenture holders into shares of common stock at a conversion price of $14.88 per share (67.23 shares for each one thousand dollars principal). At December 31, 2001 and 2000, the fair value of the debentures approximated $415 and $450, respectively.

8. SHAREHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

The insurance subsidiaries paid cash dividends to the Company of approximately $100, $100 and $175 in 2001, 2000 and 1999, respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10 percent of statutory surplus or 100 percent of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations may be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 2002, the total dividends that may be paid to the Company without regulatory approval are approximately $257.

One million shares of common stock were available for future stock option grants, as of December 31, 2001.

The Company's Board of Directors has authorized the repurchase of outstanding shares. At December 31, 2001, 7.9 million shares remain authorized for repurchase at any time in the future. The Company has purchased 13.0 million shares at a cost of $423 million between the inception of the share repurchase program in 1996 and December 31, 2001.

Declared cash dividends per share were $.84, $.76 and $.68 as of December 31, 2001, 2000 and 1999, respectively.

Accumulated other comprehensive income – The change in unrealized gains on investments and derivatives included:

	2001	2000	1999
Unrealized holding (losses) gains on securities and derivatives arising during the period	$(100)	$ 960	$(228)
Reclassification adjustment:			
Net realized loss on investments	34	2	1
Income taxes on above	23	(336)	79
Change in unrealized (losses) gains on securities and derivatives, net	$ (43)	$ 626	$(148)

Income taxes relate to each component above ratably.

9. Reinsurance

Property casualty premium income in the accompanying statements of income includes approximately $38, $34 and $37 of earned premiums on assumed business and is net of approximately $155, $108 and $96 of earned premiums on ceded business for 2001, 2000 and 1999, respectively.

Written premiums consist of the following:

	Years Ended December 31,		
	2001	2000	1999
Direct	$2,315	$1,987	$1,764
Assumed	41	36	37
Ceded	(168)	(99)	(94)
Net	$2,188	$1,924	$1,707

Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $422, $109 and $63 of reinsurance recoveries for 2001, 2000 and 1999, respectively.

10. Federal Income Taxes

Significant components of the Company's net deferred tax liability are as follows as of December 31:

	2001	2000
Deferred tax liabilities:		
Unrealized gains on investments and derivatives	$2,208	$2,232
Deferred acquisition costs	100	82
Other	26	28
Total	2,334	2,342
Deferred tax assets:		
Losses and loss expense reserves	187	178
Unearned premiums	83	64
Life policy reserves	20	19
Tax credit carryforward	9	10
Other	34	13
Total	333	284
Net deferred tax liability	$2,001	$2,058

The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

	2001	2000	1999
Tax at statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
Tax-exempt municipal bonds	(7.9)	(15.1)	(5.1)
Dividend exclusion	(16.0)	(30.4)	(9.2)
Other	1.6	1.6	.1
Effective rate	12.7%	(8.9)%	20.8%

No provision has been made (at December 31, 2001, 2000 and 1999) for federal income taxes on approximately $14 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

11. Net Income Per Common Share

Basic earnings per share is computed based on the weighted average number of shares outstanding. Diluted earnings per share is computed based on the weighted average number of common and dilutive potential common shares outstanding. For the Company, dilutive potential common shares consist of outstanding stock options and shares issuable under its 5.5 percent convertible senior debentures (debentures). The computations of basic and diluted earnings per share are as follows:

	Years Ended December 31,		
	2001	2000	1999
Numerator:			
Net income (basic)	$ 193	$ 118	$ 255
Effect of debentures	1	1	1
Net income (diluted)	$ 194	$ 119	$ 256
Denominator (in millions):			
Weighted average common shares outstanding	161	161	165
Effect of:			
Debentures	1	2	2
Stock options	–	1	2
Adjusted weighted average shares	162	164	169
Earnings per share:			
Basic	$1.20	$ .74	$1.55
Diluted	$1.19	$ .73	$1.52

Options to purchase 1 million shares of common stock were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

12. PENSION PLAN

The Company and subsidiaries sponsor a defined contribution plan (401(k) savings plan) and a defined benefit pension plan covering substantially all employees. Benefits for the defined benefit plan are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth summarized information on the Company's defined benefit pension plan:

	Years Ended December 31,	
	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 88	$ 76
Service cost	6	5
Interest cost	7	6
Actuarial loss (gain)	8	6
Benefits paid	(3)	(5)
Benefit obligation at end of year	$106	$ 88
Change in plan assets:		
Fair value of plan assets at beginning of year	$160	$148
Actual return on plan assets	(10)	17
Benefits paid	(3)	(5)
Fair value of plan assets at end of year	$147	$160
Funded status:		
Funded status at end of year	$ 41	$ 72
Unrecognized net actuarial gain	(43)	(76)
Unrecognized net transitional asset	(2)	(2)
Unrecognized prior service cost	9	9
Prepaid (accrued) pension cost	$ 5	$ 3

The fair value of the Company's stock comprised $22 and $23 of the plan's assets at December 31, 2001 and 2000, respectively.

The following summarizes the assumptions for the plan:

	Years Ended December 31,	
	2001	2000
Discount rate	7.00%	7.25%
Expected return on plan assets	8.00	8.00
Rate of compensation increase	5-7	5–7

The components of the net periodic benefit cost are as follows:

	Years Ended December 31,		
	2001	2000	1999
Service cost	$ 6	$ 5	$ 5
Interest cost	7	6	5
Expected return on plan assets	(12)	(11)	(9)
Amortization of actuarial gain	(3)	(3)	(1)
Net pension expense	$ (2)	$ (3)	–

13. STATUTORY ACCOUNTING INFORMATION

Accounting principles generally accepted in the United States of America differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities.

The National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles (the Codification). The Codification, which is intended to standardize regulatory accounting and reporting to state insurance departments, became effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices. Ohio, the domiciliary state of the Company's insurance subsidiaries, required adoption of the Codification with certain modifications for the preparation of statutory financial statements effective January 1, 2001. The following table reconciles consolidated net income for the years ended December 31, and shareholders' equity at December 31, as reported herein in conformity with GAAP, with total statutory net income and capital and surplus of the Company's insurance subsidiaries prepared in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities:

	Net Income		
	2001	2000	1999
Balance per GAAP	$193	$118	$255
Deferred policy acquisition costs	(27)	(33)	(17)
Deferred income taxes	(30)	5	
Income from derivatives	(5)	–	–
Parent company and undistributed net income of certain subsidiaries	(49)	(39)	(53)
Other	22	14	46
Balance per statutory accounting practices	$104	$ 65	$231
Balances by major business type:			
Property casualty insurance	$ 89	$ 35	$210
Life insurance	15	30	21
	$104	$ 65	$231

	Shareholders' Equity	
	2001	2000
Balance per GAAP	$5,998	$5,995
Deferred policy acquisition costs	(286)	(259)
Deferred income taxes	140	687
Parent company and undistributed net income of certain subsidiaries	(3,127)	(3,078)
Reserves and non-admitted assets	(141)	(110)
Other	(51)	(63)
Balance per statutory accounting practices	$2,533	$3,172
Balances by major business type:		
Property casualty insurance	$2,153	$2,761
Life insurance	380	411
	$2,533	$3,172

Adopting the Codification reduced statutory capital and surplus as of January 1, 2001 by $392 for the property casualty insurance subsidiaries and $62 for the life insurance subsidiary.

14. Transactions with Affiliated Parties

The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $14, $14 and $13 on premium volume of approximately $95, $87 and $83 for 2001, 2000 and 1999, respectively.

15. Contingencies

Various litigation and claims against the Company and its subsidiaries are in process and pending and principally result from normal insurance activities. Based upon a review of open matters with legal counsel, management believes that the outcomes of such matters will not have a material effect upon the Company's consolidated financial position or results of operations.

16. Stock Options

The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. The Company applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		Years Ended December 31,		
		2001	2000	1999
Net income	As reported	$ 193	$ 118	$ 255
	Pro forma	182	108	246
Net income per common share (basic)	As reported	$1.20	$ .74	$1.55
	Pro forma	1.14	.67	1.49
Net income per common share (diluted)	As reported	$1.19	$ .73	$1.52
	Pro forma	1.13	.66	1.47

In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 2.20 percent, 2.11 percent and 2.36 percent; expected volatility of 25.54 percent, 24.92 percent and 22.89 percent; risk-free interest rates of 5.54 percent, 5.30 percent and 6.81 percent; and expected lives of 10 years for all years. Compensation expense in the pro forma disclosures is not indicative of future amounts as options vest over several years and additional grants are generally made each year.

A summary of options information follows:

	Years Ended December 31,	
	Shares	Weighted-Average Exercise Price
2001		
Outstanding at beginning of year	6,153,218	$29.05
Granted	1,132,200	36.41
Exercised	(558,039)	16.30
Forfeited/revoked	(123,550)	33.82
Outstanding at end of year	6,603,829	31.30
Options exercisable at end of year	4,327,005	
Weighted-average fair value of options granted during the year		$13.31
2000		
Outstanding at beginning of year	5,460,140	$27.57
Granted	1,294,600	31.08
Exercised	(520,679)	18.48
Forfeited/revoked	(80,843)	29.57
Outstanding at end of year	6,153,218	29.05
Options exercisable at end of year	3,694,725	
Weighted-average fair value of options granted during the year		$10.56
1999		
Outstanding at beginning of year	4,940,591	$25.11
Granted	1,011,800	35.46
Exercised	(414,703)	16.55
Forfeited/revoked	(77,548)	32.89
Outstanding at end of year	5,460,140	27.57
Options exercisable at end of year	3,224,461	
Weighted-average fair value of options granted during the year		$14.40

Options outstanding and exercisable consisted of the following at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$12.14 to 15.79	195,295	1.07 yrs	$13.43	195,295	$13.43
$15.95 to 20.47	433,509	3.57 yrs	18.93	433,509	18.93
$20.50 to 23.00	1,064,123	4.62 yrs	21.26	1,064,123	21.26
$26.41 to 29.72	1,052,939	8.85 yrs	29.60	372,268	29.41
$32.06 to 33.75	741,736	7.05 yrs	33.62	501,916	33.63
$33.88 to 39.88	2,223,367	8.09 yrs	35.50	972,811	34.44
$40.16 to 45.37	892,860	6.59 yrs	42.78	787,083	43.07
	6,603,829	6.83 yrs	$31.30	4,327,005	$29.74

17. SEGMENT INFORMATION

The Company is organized and operates principally in two industries and has four reportable segments – commercial lines property casualty insurance, personal lines property casualty insurance, life insurance and investment operations. The accounting policies of the segments are the same as those described in the basis of presentation. Revenue is primarily from unaffiliated customers. Identifiable assets by segment are those assets, including investment securities, used in the Company's operations in each industry. Corporate and other identifiable assets are principally cash and marketable securities. Segment information, which Company management regularly reviews to make decisions about allocating resources to the segments and assessing their performance, is summarized in the following table. Information regarding income before income taxes and identifiable assets is not available for two reportable segments – commercial lines and personal lines of property casualty insurance.

	Years Ended December 31,		
	2001	2000	1999
Revenues:			
Commercial lines insurance	$ 1,451	$ 1,231	$ 1,088
Personal lines insurance	620	596	569
Life insurance	81	80	75
Investment operations	396	413	386
Corporate and other	13	11	10
Total revenues	$ 2,561	$ 2,331	$ 2,128
Income before income taxes:			
Property casualty insurance	$ (92)	$ (225)*	$ 3
Life insurance	(1)	1	(1)
Investment operations	358	379	356
Corporate and other	(44)	(46)	(36)
Total income before income taxes	$ 221	$ 109*	$ 322
Identifiable assets:			
Property casualty insurance	$ 6,954	$ 6,488	$ 5,800
Life insurance	1,752	1,619	1,442
Corporate and other	5,253	5,180	4,566
Total identifiable assets	$13,959	$13,287	$11,808

*2000 results include a one-time net charge for asset impairment of $39 million, before tax.

Subsidiary Officers and Directors

As of December 31, 2001, Listed Alphabetically

The Cincinnati Insurance Company (CIC)
The Cincinnati Indemnity Company (CID)
The Cincinnati Casualty Company (CCC)
The Cincinnati Life Insurance Company (CLIC)
CFC Investment Company (CFC-I)
CinFin Capital Management (CCM)

Executive Officers

James E. Benoski
CIC, CID, CCC Vice Chairman, Senior Vice President-Claims and Chief Insurance Officer
CLIC Senior Vice President-Claims and Chief Insurance Officer CIC, CID, CCC, CLIC, CFC-I Director

James G. Miller
CIC, CID, CCC, CLIC Senior Vice President-Investments and Chief Investment Officer
CCM President
CFC-I Senior Vice President; Treasurer
CIC, CID, CLIC, CFC-I, CCM Director

Kenneth S. Miller, CLU, ChFC
CFC-I President and Chief Operating Officer; Director
CIC, CID, CCC, CLIC Senior Vice President-Investments
CCM Executive Vice President; Director

Urban G. Neville
CIC, CID, CCC, CLIC, CFC-I Senior Vice President-Strategic Planning
CCC, CFC-I, CCM Director

Larry R. Plum, CPCU
CCC President
CIC, CID Senior Vice President-Personal Lines
CIC, CID, CCC, CLIC Director

David H. Popplewell, FALU, LLIF
CLIC President and Chief Operating Officer; Director

J. F. Scherer
CIC, CID, CCC, CLIC Senior Vice President-Sales & Marketing
Director of all subsidiaries

John J. Schiff, Jr., CPCU
CIC, CID Chairman, President and Chief Executive Officer
CCC Chairman and Chief Executive Officer
CLIC Chief Executive Officer
CCM Chairman
Director of all subsidiaries

Kenneth W. Stecher
CIC, CID, CCC, CLIC, CFC-I Senior Vice President-Corporate Accounting and Chief Financial Officer; Secretary
CLIC, CCM Treasurer
Director of all subsidiaries

Timothy L. Timmel
CIC, CID, CCC, CLIC, CFC-I Senior Vice President-Operations
Director of all subsidiaries

Senior Officers and Directors

Michael R. Abrams
CCM Vice President

Donald R. Adick, FLMI
CLIC Senior Vice President-Life Marketing Administration

Dawn M. Alcorn
CIC, CID, CCC Vice President-Administrative Services

Brad E. Behringer
CLIC Vice President-Life Underwriting

Richard W. Cumming, FSA, ChFC, CLU
CIC, CID, CCC, CLIC Senior Vice President-Chief Actuary
CLIC Director

J. Michael Dempsey, CLU
CLIC Vice President-Marketing

Mark R. DesJardins, CPCU, AIM, AIC, ARP
CIC, CID, CCC Vice President-Education & Training

Dean W. Dicke
CIC, CID, CCC Senior Vice President-Field Claims
CCC Director

Donald J. Doyle, Jr., AIM
CIC, CID, CCC, CLIC Vice President-Information Technology

Harold L. Eggers, CLU, FLMI, FALU, HIA
CLIC Vice President-Life Policy Issue

Frederick A. Ferris
CIC, CID, CCC Vice President-Commercial Lines

John E. Field, CPCU
CIC, CID Director

Bruce S. Fisher, CPCU, AIC
CIC, CID, CCC Vice President-Claims

Craig W. Forrester, CLU
CIC, CID, CCC, CLIC Vice President-Information Technology

Stephen C. Frechtling, FSA, MAAA, CLU, FLMI
CLIC Vice President-Actuarial

Cheryl L. Frey
CIC, CID, CCC Vice President-Meetings & Travel

Michael J. Gagnon
CIC, CID, CCC Vice President-Claims

Kevin E. Guilfoyle
CFC-I Senior Vice President-Leasing

David L. Helmers, CPCU, API, ARe, AIM
CIC, CID, CCC Vice President-Personal Lines

Martin F. Hollenbeck, CFA
CCM Vice President

Thomas A. Joseph, CPCU
CIC, CID, CCC Senior Vice President-Commercial Lines
CCC Director

Thomas H. Kelly
CIC, CID, CCC Vice President-Bond & Executive Risk

Christopher O. Kendall, CPCU, AAM, AIM, ARe, ARM, ARP
CIC, CID, CCC Vice President-Commercial Lines

Bob R. Kerns
CIC, CID, CCC, CLIC Senior Vice President-Staff Underwriting
CCC Director

Eric N. Mathews, AIAF
CIC, CID, CCC Senior Vice President-Corporate Accounting; Treasurer

Richard P. Matson
CIC, CID, CCC, CFC-I, CLIC Vice President-Purchasing

Daniel T. McCurdy
CIC, CID, CCC Senior Vice President-Bond & Executive Risk
CCC Director

Glenn D. Nicholson, LLIF
CLIC Senior Vice President and Senior Marketing Officer

Marc A. O'Dowd, CPA, CPCU
CIC, CID, CCC, CLIC Internal Audit Officer

Todd H. Pendery, FLMI
CLIC Vice President-Corporate Accounting

Thomas J. Scheid
CIC, CID, CCC, CLIC Vice President-Staff Underwriting

Robert C. Schiff
CIC, CID, CCC, CLIC Director

Thomas R. Schiff
CIC, CID, CCC, CLIC Director

Gregory D. Schmidt, CPCU, ARP, CSF, ARC
CIC, CID, CCC, CLIC Vice President-Staff Underwriting

Don E. Schricker
CIC, CID, CCC Vice President-Personal Lines

Frank J. Schultheis
CIC, CID Director

Norman R. Settle
CIC, CID, CCC Senior Vice President-Administrative Services/Machinery & Equipment Specialties/Loss Control

Joan O. Shevchik, CLU, CPCU
CCC, CIC, CID Vice President-Corporate Communications

J. B. Shockey, CPCU, CIC, CLU
CIC, CID, CCC Vice President-Sales & Marketing

David W. Sloan
CFC-I Vice President-Leasing

Steven A. Soloria, CFA
CCM Secretary

Henry W. Stein, Jr.
CIC, CID, CCC Vice President-Commercial Lines

Duane I. Swanson, CIC
CIC, CID, CCC Vice President-Sales & Marketing

Jody L. Wainscott
CIC, CID, CCC Vice President-Staff Underwriting

Larry R. Webb, CPCU
CIC, CID, CCM Director

Alan R. Weiler, CPCU
CIC, CID, CCM Director

Mark S. Wietmarschen
CIC, CID, CCC Vice President-Commercial Lines

Gregory J. Ziegler
CIC, CID, CCC, CLIC, CFC-I Vice President-Personnel

Mark J. Huller
CIC, CID, CCC, CLIC Senior Counsel

Eugene M. Gelfand
CIC, CID, CCC, CLIC Counsel

G. Gregory Lewis
CIC, CID, CCC, CLIC Counsel

Lisa A. Love
CIC, CID, CCC, CLIC Counsel

CIC Directors Emeriti

Vincent H. Beckman

Robert J. Driehaus

Richard L. Hildbold, CPCU

William H. Zimmer

Shareholder Information

Cincinnati Financial Corporation had approximately 11,325 direct shareholders of record as of December 31, 2001. Many of our independent agent representatives and most of the 3,299 associates of our subsidiaries own stock in their Company. Registered owners hold 31 percent of Cincinnati Financial Corporation's outstanding shares.

Annual Meeting

The Annual Meeting of Shareholders of Cincinnati Financial Corporation will take place at 9:30 a.m. on Saturday, April 6, 2002, at the Cincinnati Art Museum in Eden Park, Cincinnati, Ohio.

Interim Communications

During 2002, Cincinnati Financial Corporation Management is tentatively scheduled to report interim results as follows:

First Quarter Ending March 31 – April 25
Second Quarter Ending June 30 – July 25
Third Quarter Ending September 30 – October 24

Information regarding final interim release dates and the conference call Webcast is available approximately two weeks following the end of each quarter on our Web site, *www.cinfin.com*, or by calling (513) 870-2639 or by e-mail to *investor_inquiries@cinfin.com.*

Shareholder Service

Please direct inquiries about stock transfer, dividend reinvestment, dividend direct deposit, lost certificates, change of address and elimination of duplicate mailings to Kenneth W. Stecher, Chief Financial Officer, Cincinnati Financial Corporation, P. O. Box 145496, Cincinnati, Ohio 45250-5496, (513) 870-2639 or e-mail to *investor_inquiries@cinfin.com.*

Form 10-K

Shareholders may request a copy of Form 10-K for 2001. Cincinnati Financial Corporation files the Annual Report on Form 10-K with the Securities and Exchange Commission. You may access this document through a link to the SEC's EDGAR database from the Investors/Financial Reports section of our Web site, *www.cinfin.com.*

Price Range of Common Stock

Shares are traded on the Nasdaq National Market and the closing sale price is quoted under the symbol CINF on the National Market List of Nasdaq (National Association of Securities Dealers Automated Quotation System). Tables below show the price range reported for each quarter based on intra-day high and low prices.

	2001				2000			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
High	$41.25	$42.92	$42.20	$42.93	$37.98	$43.31	$40.63	$40.38
Low	34.75	34.00	34.36	36.33	26.19	31.00	31.44	32.56
Dividends paid	.19	.21	.21	.21	.17	.19	.19	.19

Cincinnati Financial Corporation Officers and Directors


William F. Bahl, CFA


James E. Benoski


Michael Brown


John E. Field, CPCU


Kenneth C. Lichtendahl


W. Rodney McMullen


James G. Miller


John J. Schiff, Jr., CPCU


Robert C. Schiff


Thomas R. Schiff


Frank J. Schultheis


John M. Shepherd


Larry R. Webb, CPCU


Alan R. Weiler, CPCU


E. Anthony Woods

Directors Emeriti:

Vincent H. Beckman
Robert J. Driehaus
Jackson H. Randolph
Lawrence H. Rogers II
John Sawyer
David B. Sharrock
Thomas J. Smart
Charles I. Westheimer
William H. Zimmer

Officers as of December 31, 2001

John J. Schiff, Jr., CPCU
Chairman, President and Chief Executive Officer

James G. Miller
Senior Vice President and Chief Investment Officer, Assistant Secretary, Assistant Treasurer

Kenneth W. Stecher
Senior Vice President and Chief Financial Officer, Secretary, Treasurer

Kenneth S. Miller, CLU, ChFC
Vice President, Assistant Secretary, Assistant Treasurer

Eric N. Mathews, AIAF
Assistant Secretary, Assistant Treasurer

Directors as of December 31, 2001

William F. Bahl, CFA (1)(2)(4)
President
Bahl & Gaynor, Inc.
(investment advisors)
Director since 1995

James E. Benoski
Vice Chairman, Senior Vice President and Chief Insurance Officer
The Cincinnati Insurance Company
Director since 2000

Michael Brown (2)(3)(5)
President and General Manager
Cincinnati Bengals, Inc.
Director since 1980

John E. Field, CPCU (3)
Chairman
Wallace & Turner, Inc.
(insurance agency)
Director since 1995

Kenneth C. Lichtendahl (1)(2)
President and Chief Executive Officer
Tradewinds Beverage Company
Director since 1988

W. Rodney McMullen (4)
Executive Vice President
The Kroger Co.
Director since 2001

James G. Miller (4)
Senior Vice President and Chief Investment Officer
Cincinnati Financial Corporation
Director since 1996

John J. Schiff, Jr., CPCU (3)(4)(5)
Chairman, President and Chief Executive Officer
Cincinnati Financial Corporation
Director since 1968

Robert C. Schiff
Chairman
Schiff, Kreidler-Shell, Inc.
(insurance agency)
Director since 1968

Thomas R. Schiff (4)
Chairman and Chief Executive Officer
John J. & Thomas R. Schiff & Co., Inc.
(insurance agency)
Director since 1975

Frank J. Schultheis (3)
President
Schultheis Insurance Agency, Inc.
Director since 1995

John M. Shepherd (1)
Chairman and Chief Executive Officer
The Shepherd Chemical Company
Director since 2001

Larry R. Webb, CPCU
President
Webb Insurance Agency, Inc.
Director since 1979

Alan R. Weiler, CPCU (3)(5)
Chairman
Archer-Meek-Weiler Agency, Inc.
(insurance agency)
Director since 1992

E. Anthony Woods (1)
President and Chief Executive Officer
Deaconess Associations, Inc.
(health care)
Director since 1998

(1) Audit Committee
(2) Compensation Committee;
also Lawrence H. Rogers II, advisor
(3) Executive Committee
(4) Investment Committee;
also Richard M. Burridge, CFA, advisor
(5) Nominating Committee


THE
CINCINNATI
INSURANCE COMPANIES

Cincinnati Financial Corporation
The Cincinnati Insurance Company
The Cincinnati Casualty Company
The Cincinnati Indemnity Company
The Cincinnati Life Insurance Company
CFC Investment Company
CinFin Capital Management Company

P. O. Box 145496
Cincinnati, Ohio 45250-5496
(513) 870-2000
www.cinfin.com